                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ----------------------------

                                  FORM 10-SB

                General Form for Registration of Securities of
                            Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               BUSINESS BANCORP
                               ----------------
          (Name of Small Business Issuer as specified in its charter)


           California                                330884369
---------------------------------------  ---------------------------------------
    (State of Incorporation)             (I.R.S. Employer Identification Number)

    140 South Arrowhead Avenue
     San Bernardino, California                           92408
---------------------------------------  ---------------------------------------
(Address of Principal Executive Offices)               (Zip Code)

Issuer's telephone number, including area code:  (909) 888-2265

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, No Par Value
                          --------------------------
                               (Title of Class)
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                               TABLE OF CONTENTS
                               -----------------

PART I..........................................................................   1

       Item 1.  Description of Business.........................................   1

       Item 2.  Management's Discussion and Analysis of Financial Condition
                      and Results of Operations.................................   9

       Item 3.  Description of Property.........................................  30

       Item 4.  Security Ownership of Certain Beneficial Owners and Management..  31

       Item 5.  Directors, Executive Officers, Promoters and Control Persons....  31

       Item 6.  Executive Compensation..........................................  34

       Item 7.  Certain Relationships and Related Transactions..................  37

       Item 8.  Description of Securities.......................................  37


PART II.........................................................................  39

       Item 1.  Market Price of and Dividends on the Registrant's Common
                        Equity and Other Shareholder Matters....................  39

       Item 2.  Legal Proceedings...............................................  40

       Item 3.  Changes in and Disagreements with Accountants...................  40

       Item 4.  Recent Sales of Unregistered Securities.........................  40

       Item 5.  Indemnification of Directors and Officers.......................  41

PART F/S  (FINANCIAL STATEMENTS)................................................  43

PART III........................................................................  78

       Item 1.  Index to Exhibits...............................................  78

       Item 2.  Description of Exhibits.........................................  78

SIGNATURES......................................................................  79

                                       i
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                                 PART I
                                 ------

Item 1.  Description of Business
--------------------------------

The Company

     Business Bancorp (the "Company") is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is headquartered in San Bernardino, California. The Company was incorporated in October, 1999 and acquired all of the outstanding shares of Business Bank of California (the "Bank") in January, 2000. The Company's principal subsidiary is the Bank. The Company exists primarily for the purpose of holding the stock of this subsidiary and of such other subsidiaries as it may acquire or establish.

     The Company's principal source of income will initially be dividends from the Bank, but the Company intends to explore alternative sources of income in the future. The expenditures of the Company, including (but not limited to) the payment of dividends to stockholders, if and when declared by the Board of Directors, and the cost of servicing debt will generally be paid from such payments made to the Company by the Bank. At March 31, 2000, the Company had consolidated assets of $243.9 million, deposits of $197.0 million and stockholders' equity of $19.3 million.

The Bank

     Business Bank of California is a California state-chartered commercial bank which was incorporated under the laws of the State of California on June 15, 1983, and opened for business in April, 1984. The Bank's Administrative Office is located at 140 South Arrowhead Avenue, San Bernardino, California 92408. The Bank is an insured bank under the Federal Deposit Insurance Act up to the maximum limits thereof. Like most state-chartered banks of its size in California, the Bank is not a member of the Federal Reserve System. At March 31, 2000, the Bank had approximately $243.6 million in assets, $123.6 million in loans and $206.7 million in deposits. The Bank was originally incorporated under the name Bank of San Bernardino and changed its name to Business Bank of California in August, 1996.

     The Bank currently operates its main office in San Bernardino and six branch offices, one in the city of San Bernardino, and one each in the cities of Corona, Hesperia, Phelan, Ontario and Redlands, California, all of which offices are located in the counties of Riverside and San Bernardino, in an area of Southern California commonly known as the "Inland Empire."

     In December, 1997 the Bank completed the acquisition of the assets of High Desert National Bank, a two-branch national bank located in Hesperia, California (the Bank's current Hesperia and Phelan branch offices) for a purchase price of approximately $3.8 million.

     The Bank has experienced steady balance sheet growth in the past several years, including growth in total assets from $152.5 million at December 31, 1997 to $225.1 million at December 31, 1999, an increase of approximately 47.6%, and additional growth to $243.6 million at March 31, 2000, representing an additional increase of approximately 8.2%. Deposits increased from $136.7 million at December 31, 1997 to $186.8 million at December 31, 1999, an increase of approximately 36.6%, and deposits further increased to $206.7 at March 31, 2000, an additional increase of approximately 10.7%. This growth in the Bank's balance sheet has been generated both internally and through the acquisition of two new branch offices in December, 1997. The Bank's earnings increased from $
1.86 million or $ .97 per share in 1998 to $1.94 million or $ .99 per share in 1999. Earnings for the three months ended March 31, 2000 were $543,000 or $ .27 per share.

     The Bank is a community bank conducting a general commercial banking business. Each of its branch offices is a full service office offering a wide range of commercial banking services. The Bank provides numerous deposit products, including demand deposit accounts, Money Market accounts, savings and Super Now accounts, time certificates of deposit and fixed rate, fixed maturity installment savings. The Bank makes various types of commercial, installment and real estate loans, including the origination of SBA loans. In addition, the Bank provides safe deposit, collection, travelers checks, notary public and other customary non-deposit banking services. The Bank also offers electronic "home banking" through its "EZ Banker" program and maintains an Internet web site (www.businessbank.com) for its customers. Other services offered

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include ATM machines located at branch offices, customer access to an ATM network, and armored carrier and courier services. The Bank does not offer trust services.

Recent Developments

     On April 4, 2000, the Company and Valley Merchants Bank, N.A., a national banking association ("VMB"), entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides that the Bank will acquire VMB in a two step process. In the first step, the "Consolidation," BBOC Interim Bank, a to-be-formed California banking corporation, which will be a wholly-owned subsidiary of the Bank (the "Consolidation Sub"), will consolidate with VMB. In the second step, which will occur immediately after the effectiveness of the Consolidation, the consolidated bank will be merged with and into the Bank, with the Bank being the surviving bank (the "Merger"). The Consolidation and the Merger are referred to collectively herein as the "Transaction."

     At the effective time of the Consolidation, each share of common stock of VMB (except for shares, if any, which shall then or thereafter constitute perfected dissenting shares within the meaning of Section 215(b) of the National Bank Act), shall be converted into the right to receive $22.69 per share in cash. There are currently 487,359 shares of VMB common stock outstanding. Options to purchase shares of the common stock of VMB ("VMB Options") which are not exercised prior to the consummation of the Transaction, will terminate. There are currently outstanding VMB Options to purchase an aggregate of 51,872 shares of the common stock of VMB with an average weighted exercise price of $8.31 per share. The terms of the Transaction were arrived at by arms' length negotiations between the parties.

     Consummation of the Transaction is contingent upon and subject to the approval of the shareholders of VMB and of state and federal regulatory authorities.

     At March 31, 2000, VMB had total assets of $61.6 million and total deposits of $54.5 million. VMB has one full service office located in Hemet, in the San Jacinto Valley of Southern California.

     In order to fund a substantial portion of the acquisition price of VMB, on March 23, 2000, Business Capital Trust I, a newly formed Delaware statutory business trust and a wholly-owned subsidiary of the Company (the "Trust"), issued an aggregate of $10,000,000 of principal amount of 10-7/8% Fixed Rate Capital Trust Pass-through Securities of the Trust (the "Trust Preferred Securities"). Salomon Smith Barney, Inc. acted as placement agent in connection with the offering of the trust securities. The securities issued by the Trust are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. The entire proceeds to the Trust from the sale of the Trust Preferred Securities were used by the Trust in order to purchase $10,000,000 in principal amount of the Fixed Rate Junior Subordinated Deferrable Interest Debentures due 2030 issued by the Company (the "Subordinated Debt Securities"). The Company anticipates contributing to the Bank approximately $9 million of the approximately $9.7 million in net proceeds which it received from the sale of the Subordinated Debt Securities in order to fund the acquisition of VMB. The balance of the purchase price for the acquisition of VMB will be paid out of the working capital of the Bank.

Competition

     The banking business in California generally, and specifically in the Bank's market areas, is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. The industry continues to consolidate, and strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. These competitive trends are likely to continue.

     With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area, which banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services which the Bank does not offer

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directly (but some of which the Bank offers through correspondent institutions).
By virtue of their greater total capitalization, such banks also have substantially higher lending limits than does the Bank/1/.

     In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer money market and mutual funds, wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions.

     Technological innovations have also resulted in increased competition in the financial services market. Such innovations have, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches, and/or in-store branches. In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, and mortgage banking firms.

     In order to compete effectively, the Bank provides quality, personalized service and fast, local decision making which its major bank competitors are generally unable to offer. For customers whose loan demands exceed the Bank's lending limit, the Bank attempts to arrange for such loans on a participation basis with its correspondent banks. The Bank also assists customers requiring services not offered by the Bank in obtaining such services from its correspondent banks.

     The market for the origination of SBA loans is highly competitive. With respect to its origination of SBA loans, the Bank competes with other small, mid-size and major banks which originate these loans in the geographic areas in which the Bank's branches are located. In addition, because these loans are largely broker-driven, the Bank also competes to a large extent with banks which originate SBA loans outside of the Bank's immediate geographic area. Further, because these loans may be written out of loan production offices specifically set up to write SBA loans rather than out of full service branches, the barriers to entry in this area, after approval of a bank as an SBA lender, are relatively low. Unlike the market for the origination of SBA loans, the market for the resale of SBA loans is currently a seller's market, and to date the Bank has had no difficulty in finding buyers for its SBA loans. However, there can be no assurance that the resale market for SBA loans may not become more competitive in the future.


                          Regulation and Supervision

     The Company and the Bank are subject to significant regulation by federal and state regulatory agencies. The following discussion of statutes and regulations is only a brief summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

The Company

     Upon the effective date of this Registration Statement, the Company will be subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") which will require the Company to file annual, quarterly and other current reports with the Securities and Exchange Commission (the "Commission"). The Company will also be subject to additional regulations including, but not limited to, the proxy and tender offer rules

----------------
/1/Legal lending limits to each customer are restricted to a percentage of the Bank's total shareholders' equity, the exact percentage depending upon the nature of the loan transaction.

promulgated by the Commission under Sections 13 and 14 of the Exchange Act; the reporting requirements of directors, executive officers and principal shareholders regarding transactions in the Company's Common Stock and short-swing profits rules promulgated by the Commission under Section 16 of the Exchange Act; and certain additional reporting requirements by principal shareholders of the Company promulgated by the Commission under Section 13 of the Exchange Act.

     The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 and is registered as such with the Board of Governors of the Federal Reserve System (the "FRB"). A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the FRB and is required to obtain FRB approval before acquiring, directly or indirectly, ownership or control of any voting shares of any bank if, after such acquisition, it would directly or indirectly own or control more than 5% of the voting stock of that bank, unless it already owns a majority of the voting stock of that bank.

     The FRB has by regulation determined certain activities in which a bank holding company may or may not conduct business. A bank holding company must engage, with certain exceptions, in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. The permissible activities and affiliations of certain bank holding companies have recently been expanded. (See " -- Financial Modernization Act" below.)

General

     As a California state-chartered bank whose accounts are insured by the FDIC up to a maximum of $100,000 per depositor, the Bank is subject to regulation, supervision and regular examination by the California Department of Financial Institutions (the "DFI") and the FDIC. In addition, while the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the FRB. The regulations of these agencies govern most aspects of the Bank's business, including the making of periodic reports by the Bank, and the Bank's activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. Supervision, legal action and examination of the Bank by the FDIC is generally intended to protect depositors and is not intended for the protection of shareholders.

     The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or "spread" between the yield on its interest-earning assets and the rate paid on its deposits and other interest-bearing liabilities. As a result, the Bank's performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the FRB. The FRB implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Adequacy Requirements

     The Bank and the Company are subject to the regulations of the FDIC and the FRB, respectively, governing capital adequacy. Those regulations incorporate both risk-based and leverage capital requirements. Each of the federal regulators has established risk-based and leverage capital guidelines for the banks or bank holding companies it regulates, which set total capital requirements and define capital in terms of "core capital elements," or Tier 1 capital; and "supplemental capital elements," or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available for sale investment securities carried at fair market value. The following items are defined as core capital elements: (i) common stockholders' equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital elements include: (i) allowance for loan and lease losses (but not more than 1.25% of an institution's risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus. The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill.

     The minimum required ratio of qualifying total capital to total risk-weighted assets is 8.0% ("Total Risk-Based Capital Ratio"), at least one-half of which must be in the form of Tier 1 capital, and the minimum required ratio of Tier 1 capital to total risk-weighted assets is 4.0% ("Tier 1 Risk-Based Capital Ratio"). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U. S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans. As of December 31, 1999 and 1998, the Bank's Total Risk-Based Capital Ratios were 12.23% and 12.17%, respectively and its Tier 1 Risk-Based Capital Ratios were 11.41% and 11.07%, respectively. As of March 31, 2000, the Company's and the Bank's Total Risk-Based Capital Ratios were 18.35% and 11.81%, respectively, and the Company's and the Bank's Tier 1 Risk-Based Capital Ratios were 15.45% and 11.01%, respectively.

     The risk-based capital requirements also take into account concentrations of credit (i.e., relatively large proportions of loans involving one borrower, industry, location, collateral or loan type) and the risks of "non-traditional" activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution's management of such risks in assessing an institution's capital adequacy.

     The risk-based capital regulations also include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. While interest risk is inherent in a bank's role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank.

     The FDIC and the FRB also require the maintenance of a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks and bank holding companies that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets ("Leverage Capital Ratio") of at least 3%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may, however, set higher capital requirements when a bank's particular circumstances warrant. As of December 31, 1999 and 1998, the Bank's Leverage Capital Ratios were 7.85% and 8.28%, respectively. As of March 31, 2000, the Company's and the Bank's leverage capital ratios were 10.68% and 7.79%, respectively, exceeding regulatory minimums. (See "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operation -- Capital Resources" herein.)

Prompt Corrective Action Provisions

     Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: "well capitalized" (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Ratio of 5%); "adequately capitalized" (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Ratio of 4%) (or 3% if the institution receives the highest rating from its primary regulator); "undercapitalized" (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); "significantly undercapitalized" (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Ratio less than 3%); and "critically undercapitalized" (tangible equity to total assets less than 2%). A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as "critically undercapitalized" unless its actual capital ratio warrants such treatment.

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     At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank "undercapitalized." Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). "Significantly undercapitalized" banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying certain bonuses without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

     In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against "institution-affiliated" parties.

Safety and Soundness Standards

     The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

     The FDIC regulations also implement a risk-based premium system, whereby insured depository institutions are required to pay insurance premiums depending on their risk classification. Under this system, institutions such as the Bank which are insured by the Bank Insurance Fund ("BIF"), are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three supervisory categories based on federal regulatory evaluations. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations. The current BIF base assessment rates (expressed as cents per $100 of deposits) are summarized as follows:

                                     Group A  Group B  Group C
                                     -------  -------  -------

        Well Capitalized........        0        3       17
        Adequately Capitalized..        3       10       24
        Undercapitalized........       10       24       27

     In addition, BIF member banks (such as the Bank) must pay an amount which fluctuates but is currently 2.08 basis points, or cents per $100 of insured deposits, towards the retirement of the Financing Corporation bonds issued in the 1980's to assist in the recovery of the savings and loan industry.

Community Reinvestment Act

     The Bank is subject to certain requirements and reporting obligations involving Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank's compliance with its CRA obligations, the regulators utilize a performance-based evaluation system which bases CRA ratings on the bank's actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was last examined for CRA compliance in October, 1999, and received an "outstanding" CRA Assessment Rating.

Other Consumer Protection Laws and Regulations

     The bank regulatory agencies are increasingly focusing attention on compliance with consumer protection laws and regulations. Examination and enforcement has become intense, and banks have been advised to carefully monitor compliance with various consumer protection laws and their implementing regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, the Bank is subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, the Bank may incur additional compliance costs or be required to expend additional funds for investments in the local communities it serves.

Interstate Banking and Branching

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers with banks in their own state by "opting-out" (enacting state legislation applying equality to all out-of-state banks prohibiting such mergers) prior to June 1, 1997.

     Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquiror would control more than 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches.

     A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.

     In 1995 California enacted legislation to implement important provisions of the Interstate Banking Act discussed above and to repeal California's previous interstate banking laws, which were largely preempted by the Interstate Banking Act.

     The changes effected by Interstate Banking Act and California laws have increased competition in the environment in which the Bank operates to the extent that out-of-state financial institutions directly or indirectly enter the Bank's market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry. While many large out-of-state banks have already entered the California market as a result of this legislation, it is not possible to predict the precise impact of this legislation on the Bank and the Company and the competitive environment in which they operate.

Financial Modernization Act

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act which, effective March 11, 2000, eliminated most barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This new legislation permits bank holding companies to become "financial holding companies" and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the CRA by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the FRB. The Company has no current intention of becoming a financial holding company, but may do at some point in the future if deemed appropriate in view of opportunities or circumstances at the time.

     The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank (and therefore, a state bank as well) may also engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

Other Pending and Proposed Legislation

     Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the United States Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Employees

     As of December 31, 1999 the Bank had a total of 75 full-time and 56 part-time employees. As of March 31, 2000, the Company had 77 full-time employees and 56 part-time employees. None of the Bank's or the Company's employees are currently represented by a union or covered by a collective bargaining agreement. Management of the Company believes that its employee relations are satisfactory.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     This discussion presents Management's analysis of the results of operations and financial condition of the Company and the Bank as of and for the three months ended March 31, 2000 and 1999 and as of and for the years ended December 31, 1999, 1998 and 1997./1/ As of the date of this Registration Statement, the Company's principal subsidiary is the Bank. The Company also wholly owns Business Capital Trust I, a Delaware statutory business trust (see "Part II,
Item 4--Recent Sales of Unregistered Securities"). The discussion should be read in conjunction with the financial statements of the Company and the Bank and the notes related thereto presented elsewhere in this Registration Statement. (See "Part F/S" below.)

     Statements contained in this Registration Statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's or the Bank's expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date thereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements include, but are not limited to, changes in the performance of the financial markets; changes in the demand for and market acceptance of the Company's products; changes in general economic conditions including interest rates, presence of competitors with greater financial resources, and the impact of competitive products and pricing; the effect of the Company's policies; the continued availability of adequate funding sources; the effect of changes in market interest rates on the spread between earning assets and interest bearing liabilities; and various legal, regulatory and litigation risks. All forward-looking statements contained in this Registration Statement are qualified in their entirety by this cautionary statement.

                                   Overview

General

     Throughout the reporting periods covered the Company has experienced steady growth in assets and deposits and has accordingly achieved increased net income. Total net loans/2/ increased to $122.3 million at March 31, 2000, from $115.1 million, $104.5 million and $99.6 million at December 31, 1999, 1998 and 1997, respectively. Investments including Fed Funds sold and investment securities increased to $89.7 million at March 31, 2000 from $83.3 million, $51.0 million and $32.4 million at December 31, 1999, 1998 and 1997, respectively. The primary source of funds, deposits from customers, were $197.0 million as of March 31, 2000, compared to $186.8 million, $163.8 million, $136.7 million at December 31, 1999, 1998 and 1997, respectively.

     Net income was $526,000 and $455,000 for the three months ended March 31, 2000 and 1999, respectively, and $1,940,000, $1,857,000 and $842,000 and for
1999, 1998 and 1997, respectively.

     The most significant occurrence impacting the Company's operations during these time frames was the acquisition of High Desert National Bank in December, 1997, which accounts for a substantial portion of the increases in assets, liabilities and net income from 1997 to 1998. The increase in net income is primarily attributable to (i) growth in net interest income (the difference between interest and fees derived from earning assets and interest paid on liabilities carried to provide for those assets) as a result of the aforementioned growth in assets and liabilities; and (ii) reductions in required provisions for loan losses per the Bank's analysis of its loan portfolio.

----------------
/1/As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was effective in January, 2000, all financial information as of and for the years ended December 31, 1999 and any earlier years or periods relates to the Bank rather than the Company. Information as of and for the three months ended March 31, 2000 is provided for the Bank and the Company on a consolidated basis.

/2/Total net loans are net of the allowance for loan losses and unearned income.

                             Results of Operations

Net Interest Income

     The Bank's earnings depend significantly upon the difference or spread between the income received from its loans and other interest-earning assets and the interest paid on interest-bearing liabilities. This computed difference is the Bank's net interest income. The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank's net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank's net interest margin is also affected by changes in the yield earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic conditions and other factors frequently beyond the Bank's control, such as governmental economic policies, money supply, governmental tax policies and actions of the Federal Reserve Board.

     Net interest income was $11.2 million for the year ended December 31, 1999, an increase of $1.0 million or 9.8% over 1998. Net interest income in 1998 increased $2.7 million or 36.0% from $7.5 million for 1997. The increase during 1999 was due to internal growth through operations while the increase in 1998 was mainly due to the acquisition of High Desert National Bank.

     During 1999 average interest-earning assets increased $28.2 million or 19.7% to $171.3 million compared to 1998, while average interest-bearing liabilities for the same period increased $17.3 million or 19.3% to $107.1 million. Average loans, the Bank's highest yielding asset, grew by $8.3 million or 8.5% to $105.9 million for the same period. The average yield on interest-earning assets was 8.63%, down 69 basis points from 9.32% in 1998. This decline was mainly due to the lower level of the national prime rate, on average, in 1999 compared to 1998. The average rates paid on interest-bearing liabilities decreased 20 basis points from 3.54% to 3.34% during the aforementioned period. Accordingly, the net interest spread (the difference between the yield on interest-earning assets versus the rates paid on interest-bearing deposits) decreased to 5.29% in 1999 from 5.78% in 1998.

     During 1998 average interest-earning assets increased $45.8 million or 47.1% to $143.1 million, while average interest-bearing liabilities increased $29.5 million or 48.9%. Average loans grew by $27.6 million or 39.4%, which was primarily attributable to the acquisition of High Desert National Bank. The average yield on interest-earning assets for 1998 was 9.32%, which was a decrease of 49 basis points from the yield of 9.81% for 1997. This decline was due mainly to a lower national prime rate, on average over 1997. The average rates paid on deposits increased 13 basis points to 3.54% from 3.41% for 1998 compared to 1997. As a result, the net interest spread decreased to 5.78% in 1998 from 6.40% in 1997.

     For the three months ended March 31, 2000, net interest income was $3.2 million, an increase of 25.6% or $644,000 over the three months ended March 31, 1999. This increase closely approximated the growth in average interest-earning assets of 31.6 % or $48.8 million from the first quarter of 1999 to the first quarter of 2000.

     The tables on the following pages show the Bank's average balances of assets, liabilities and shareholders' equity; the amount of interest income or interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated:

              Distribution, Yield and Rate Analysis of Net Income

                                                                      As of and For the Three Months Ended March 31,
                                                           ---------------------------------------------------------------------
                                                                         2000                                 1999
                                                           ---------------------------------   ---------------------------------
                                                                       Interest                            Interest
                                                            Average    Income/     Average      Average    Income/     Average
                                                            Balance    Expense    Rate/Yield    Balance    Expense    Rate/Yield
                                                            -------    -------    ----------    -------    -------    ----------
                                                                                  (Dollars in Thousands)
Assets:
Interest-earning assets:
  Loans, net/1/..........................................  $ 118,471   $  3,198     10.80%     $ 105,318   $  2,654     10.08%
  Taxable investment securities:
    U. S. government securities..........................      1,011         14      5.65            501          7      5.34
    Obligations of other U.S. government agencies........          0          0      0.00          1,858         31      6.59
    Mortgage backed securities...........................     66,623      1,034      6.21         20,343        282      5.54
  Other securities.......................................      3,912         56      5.77            156          1      3.84
  Tax-exempt investment securities:/2/
     Obligations of state and political subdivisions.....     12,005        164      5.47          8,220        109      5.28
  Federal funds sold.....................................      1,018         14      5.52         17,849        218      4.89
  Interest-earning deposits..............................          0          0      0.00              0          0      0.00
Total interest-earning assets............................    203,040      4,480      8.83        154,245      3,302      8.56
Non-interest earning assets:
  Cash and due from banks................................     17,805                              17,003
  Premises and equipment, net............................      4,252                               3,825
  Other real estate owned................................        963                               1,034
  Accounts receivable....................................          0                                   0
  Accrued interest receivable............................      1,227                                 802
  Other assets...........................................      5,812                               4,146
Total non-interest earning assets........................     30,059                              26,810
    Total assets.........................................  $ 233,099                           $ 181,055
                                                           =========                           =========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
  Deposits:
    Money market.........................................     31,367        278      3.55         23,055        167      2.89
    NOW..................................................     26,481        127      1.92         22,558        113      2.01
    Savings..............................................     18,977        127      2.67         18,640        123      2.63
    Time certificates of deposit in
     denominations of $100,000 or more...................     17,039        216      5.08         11,254        142      5.03
    Other time deposits..................................     20,227        227      4.49         21,025        239      4.54
    Other borrowings.....................................     21,060        316      6.01              0          0      0.00
    Company obligated mandatorily redeemable preferred
     securities of subsidiary trust holding solely
     junior subordinated debentures......................        933         27     10.88              0          0         0
    Total interest-bearing liabilities...................    136,084      1,318      3.87         96,532        784      3.25
Non-interest-bearing liabilities:
  Demand deposits........................................     76,121                              65,336
  Other liabilities......................................      2,188                               2,054
                                                           ---------                           ---------
    Total non-interest-bearing liabilities...............     78,309                              67,390
Stockholders' equity.....................................     18,646                              17,133
    Total liabilities and stockholders' equity...........  $ 233,099                           $ 181,055
                                                           =========                           =========
Net interest income......................................              $  3,162                            $  2,518
                                                                       ========                            ========
Net interest spread/3/...................................                            4.96%                               5.31%
                                                                                    ======                              ======
Net interest margin/4/...................................                            6.23%                               6.53%
                                                                                    ======                              ======

------------------
/1/Loan fees have been included in the calculation of interest income. Loan fees were approximately $267,000 and $228,000 for the three months ended March 31, 2000 and 1999, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

/2/Yields on tax-exempt income have not been computed on a tax equivalent basis.

/3/Represents the annualized average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

/4/Represents net interest income as a percentage of average interest-earning assets.

              Distribution, Yield and Rate Analysis of Net Income
                                  (continued)

                                                                                   As of and for the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                             1999                                       1998
                                             --------------------------------------     -------------------------------------
                                                           Interest                                   Interest
                                             Average        Income/       Average       Average        Income/      Average
                                             Balance        Expense      Rate/Yield     Balance        Expense     Rate/Yield
                                             -------       --------      ----------     -------       --------     ----------
                                           (Dollars in    Thousands)
Assets:
Interest-earning assets:
  Loans, net/1/...........................   $105,922       $11,227        10.60%       $ 97,660        $10,798       11.06%
  Taxable investment securities:
    U. S. government securities...........        799            44         5.51%            824             54        6.57
    Obligations of other
      U. S. governmental agencies.........        556            36         6.53%         10,409            631        6.06
    Mortgage backed securities............     40,382         2,273         5.63%          1,122             61        5.40
  Other securities........................      1,238            71         5.76%            339             23        6.86
  Tax-exempt investment securities:/2/
    Obligations of state and
      political subdivisions..............      9,685           502         5.18%          5,782            333        5.76
  Federal funds sold......................     12,668           618         4.88          26,959          1,433        5.32
  Interest-earning deposits...............          0             0         0.00               0              0        0.00
Total interest-earning assets.............    171,250        14,771         8.63         143,095         13,333        9.32
Non-interest earning assets:
  Cash and due from banks.................     17,695                                     14,748
  Premises and equipment, net.............      3,795                                      3,919
  Other real estate owned.................      1,057                                      1,298
  Accounts receivable.....................          0                                          0
  Accrued interest receivable.............        938                                        768
  Other assets............................      4,070                                      4,122
Total non-interest earning assets.........     27,555                                     24,855
    Total assets..........................   $198,805                                   $167,950
                                             ========                                   ========
Liabilities and
  Stockholders' Equity:
Interest-bearing liabilities:
  Deposits:
    Money market..........................     28,720           817         2.85          20,719            607        2.93
    NOW...................................     21,612           489         2.26          20,862            491        2.35
    Savings...............................     19,610           529         2.70          17,663            508        2.87
    Time certificates of deposit in
      denominations of $100,000
      or more.............................     12,825           604         4.71           9,903            528        5.33
    Other time deposits...................     20,611           925         4.49          20,658          1,044        5.05
    Other borrowings......................      3,756           213         5.67               0              0        0.00
    Total interest-bearing liabilities....    107,134         3,577         3.34          89,805          3,178        3.54
Non-interest-bearing liabilities:
  Demand deposits.........................     71,726                                     60,398
  Other liabilities.......................      2,881                                      2,676
    Total non-interest-bearing
      liabilities.........................     74,607                                     63,074
Stockholders' equity......................     17,064                                     15,071
    Total liabilities and
      stockholders' equity................   $198,805                                   $167,950
                                             ========                                   ========
Net interest income.......................                  $11,194                                     $10,155
                                                            =======                                     =======
Net interest spread/3/....................                                  5.29%                                      5.78%
                                                                            ====                                       ====
Net interest margin/4/....................                                  6.54%                                      7.10%
                                                                            ====                                       ====

                                               --------------------------------------
                                                               1997
                                               --------------------------------------
                                                            Interest
                                               Average       Income/        Average
                                               Balance       Expense       Rate/Yield
                                               -------       --------      ----------
Assets:
Interest-earning assets:
  Loans, net/1/...........................     $ 70,110        $7,976         11.38%
  Taxable investment securities:
    U. S. government securities...........        2,483           140          5.64
    Obligations of other
      U. S. governmental agencies                  4607           251          5.45
    Mortgage backed securities............            0             0          0.00
  Other securities........................          520            61         11.73
  Tax-exempt investment securities:/2/
    Obligations of state and
      political subdivisions..............        6,112           381          6.23
  Federal funds sold......................       13,066           710          5.43
  Interest-earning deposits...............          398            22          5.53
Total interest-earning assets.............       97,296         9,541          9.81
Non-interest earning assets:
  Cash and due from banks.................       11,168
  Premises and equipment, net.............        3,206
  Other real estate owned.................        2,183
  Accounts receivable.....................            0
  Accrued interest receivable.............          548
  Other assets............................        2,064
Total non-interest earning assets.........       19,169
    Total assets..........................     $116,465
                                               ========

Liabilities and
  Stockholders' Equity:
Interest-bearing liabilities:
  Deposits:
    Money market..........................       16,317           489          3.00
    NOW...................................       15,332           388          2.53
    Savings...............................       14,175           421          2.97
    Time certificates of deposit in
      denominations of $100,000
      or more.............................        5,189           271          5.22
    Other time deposits...................        9,274           488          5.26
    Other borrowings......................            0             0          0.00
    Total interest-bearing liabilities....       60,287         2,057          3.41
Non-interest-bearing liabilities:
  Demand deposits.........................       40,939
  Other liabilities.......................          792
    Total non-interest-bearing
      liabilities.........................       41,731
Stockholders' equity......................       14,447
    Total liabilities and
      stockholders' equity................     $116,465
                                               ========
Net interest income.......................                     $7,484
                                                               ======
Net interest spread/3/....................                                     6.40%
                                                                              =====
Net interest margin/4/....................                                     7.69%
                                                                              =====

-------------------------------------
/1/Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,092,075, $953,258 and $634,942 for the years ended December 31, 1999, 1998 and 1997, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.
/2/Yields on tax-exempt income have not been computed on a tax equivalent basis. /3/Represents the annualized average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
/4/Represents net interest income as a percentage of average interest-earning assets.

     The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates
(rate). The variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each:

                                            Rate/Volume Analysis of Net Interest Income

                                          Three Months Ended              Year Ended                 Year Ended
                                               March 31,                  December 31,               December 31,
                                            2000 vs. 1999               1999 vs. 1998               1998 vs. 1997
                                        ---------------------        -----------------------     ----------------------
                                        Increases (Decreases)        Increases (Decreases)       Increases (Decreases)
                                           Due to Change In             Due to Change In             Due to Change
                                        ---------------------        -----------------------     -----------------------
                                        Volume   Rate   Total        Volume   Rate    Total       Volume   Rate   Total
                                        ------   ----  ------        -------  -----  -------     -------- ------ -------
                                                                    (Dollars in Thousands)

Interest income:                        $ 331   $213   $  544        $  914   $(485)  $  429      $3,134  $(312)  $2,822
  Loans, net/1/....................
  Taxable investment securities:
    U. S. government securities....         6      1        7            (2)     (8)     (10)        (94)     8      (86)
    Obligations of other U. S.
      governmental agencies........       (31)     0      (31)         (597)      2     (595)        316     64      380
    Mortgage backed securities.....       641    111      752         2,121      91    2,212          61      0       61
  Other securities.................        36     19       55            62     (14)      48         (21)   (17)     (38)
  Tax-exempt securities:/2/
    Obligations of state and
      political subdivisions.......        50      5       55           225     (56)     169         (21)   (27)     (48)
Federal funds sold.................      (206)     2     (204)         (760)    (55)    (815)        755    (32)     723
Interest-earning deposits..........         0      0        0             0       0        0         (22)     0      (22)

    Total..........................     $ 827   $351   $1,178        $1,963   $(525)  $1,438      $4,108  $(316)  $3,792
                                        -----   ----   ------        ------   -----   ------      ------  -----   ------

Interest expense:
  Demand deposits, interest-bearing
  Money market deposits............     $  60   $ 51   $  111        $  234   $ (24)  $  210      $  132  $ (14)  $  118
  NOW deposits.....................        20     (6)      14            18     (20)      (2)        140    (37)     103
  Savings deposits.................         2      2        4            56     (35)      21         104    (17)      87
  Time certificates of deposit in
    denominations of $100,000
    or more........................        72      2       74           156     (80)      76         246     11      257
Other time deposits................       (10)    (2)     (12)           (2)   (117)    (119)        599    (43)     556
Other borrowings...................       316      0      316           213       0      213           0      0        0
Company obligated mandatorily
  redeemable preferred
  securities of subsidiary
  trust holding solely junior
  subordinated debentures..........       27      0       27             0       0        0           0      0        0

    Total..........................     $ 487   $ 47   $  534        $  675   $(276)  $  399      $1,221  $(100)  $1,121
                                        -----   ----   ------        ------   -----   ------      ------  -----   ------
Change in net interest income......     $ 340   $304   $  644        $1,288   $(249)  $1,039      $2,887  $(216)  $2,671
                                        =====   ====   ======        ======   =====   ======      ======  =====   ======

--------------
/1/Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,092,075, $953,258 and $634,942 for the years ended December 31, 1999, 1998 and 1997, respectively and $267,000 and $228,000 for the three months ended March 31, 2000 and 1999, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.
/2/Yields on tax-exempt income have not been computed on a tax equivalent basis.

Provision for Loan Losses

     Credit risk is inherent in the business of making loans. The Bank sets aside an allowance for loan losses through charges to earnings, which charges are reflected in the income statement as the provision for loan losses. The provision for loan losses represents the amount charged against current period earnings to achieve an allowance for loan losses that in Management's judgment is adequate to absorb losses inherent in the Bank's loan portfolio, after taking into consideration various factors such as the Bank's historical experience with loan losses, the volume of the portfolio, types of credits entered into, nonperforming loans, accounting matters, economic conditions, regulatory policies and other factors related to the performance of the loans in the Bank's portfolio.

     The provision for loan losses was $180,000 for the year ended December 31, 1999, compared to $150,000 for the year ended December 31, 1998. The Bank increased the provision primarily to compensate for the growth in the loan portfolio. The ratio of the allowance for loan losses to total loans at the end of period was 1.06% and 1.35% as of December 31, 1999 and 1998, respectively.

     During 1998 the provision for loan losses decreased to $150,000 from $487,000 in 1997. This decrease was primarily attributable to Management's concerted efforts to reduce charged-off loans and continue to improve overall conditions within the loan portfolio. The ratio of the allowance for loan losses to total loans at the end of the period was 1.35% and 1.74% as of December 31, 1998 and 1997, respectively.

     The provision for loan losses was $25,000 for the first quarter of 2000 compared to $55,000 for the first quarter of 1999. This decrease was mainly attributable to net recoveries of $32,000 for the three months ended March 31, 2000. The ratio of the allowance for loan losses to total loans at the end of the period was 1.05% and 1.30% as of March 31, 2000 and 1999, respectively.

Noninterest Income

     The following table sets forth the various components of the Bank's noninterest income for the periods indicated:

                                                        Noninterest Income

                                                             For the                             For the
                                                              Three                               Years
                                                           Months Ended                           Ended
                                                             March 31,                         December 31,
                                                        --------------------        ----------------------------------
                                                         2000           1999          1999          1998          1997
                                                        -----          -----        ------        ------        ------
                                                                            (Dollars in Thousands)
Service charges on deposits....................         $ 501          $ 413        $1,872        $1,581        $  981
Gain on sale of SBA loans......................            12             71           154           331           100
Gain on sale of other real estate owned........           154              0            38           136            52
All other noninterest income...................            51            123           292           722           450
                                                        -----          -----        ------        ------        ------
  Total........................................         $ 718          $ 607        $2,356        $2,770        $1,583
                                                        =====          =====        ======        ======        ======


     As denoted in the previous table, the Bank has few primary areas of noninterest income. Service charges on deposits represent amounts charged to customers in the form of transactional fees and other charges imposed for providing services normally associated with account services. Gains from the sale of SBA loans are premiums recognized on sales of loans generated by the Bank and sold in the secondary market. Gains on the sale of other real estate owned (real estate acquired through foreclosure or similar means) ("OREO") represent gains recognized when the Bank sells OREO property.

     Noninterest income was $2.4 million for the year ended December 31, 1999, a decrease of $414,000 or 15.0% from 1998. Service charges on deposits increased $291,000 or 18.4%, which closely mirrored the average growth in total deposits of 16.6% or $24.9 million. Gain on the sale of SBA loans decreased $177,000 or 53.3%, primarily as a result of lower premiums being offered by the secondary market. As a result, the Bank (i) realized less income on the loans it sold; and (ii) chose to sell fewer loans because of the aforementioned diminished premiums. Gain on the sale of OREO decreased

$98,000 or 72.1% from $136,000 to $38,000. This decrease was primarily attributable to the reduction in the OREO portfolio from December 31, 1997 to December 31, 1998 of $291,000 or 21.4%, which provided for fewer properties to be sold in 1999. This reduction has improved the overall asset quality of the Bank (see "Financial Condition --Nonperforming Assets" below).

     On November 27, 1998 the Bank acquired a 49% equity investment in Financial Data Solutions, Inc.("FDSI"), an affiliate which provides a variety of data processing services to the financial services industry. The gain (loss) on this investment is included in "all other noninterest income." All other noninterest income decreased by $430,000 in 1999 compared to 1998; $308,000 of this amount consisted of losses on the Bank's investment in FDSI in 1999.

     Noninterest income in 1998 was $2.8 million compared to $1.6 million in 1997. Service charges on deposits increased $600,000 due to an overall increase in accounts serviced, which in turn was due to a combination of the acquisition of High Desert National Bank and internal growth. Gain on the sale of SBA loans increased $231,000 or 231.0% in 1998 compared to 1997. Gain on the sale of OREO increased to $136,000 for the year ended December 31, 1998 from $52,000 for the year ended December 31, 1997.

     Noninterest income for the three months ended March 31, 2000 was $718,000, compared to $607,000 for the same period in 1999, an increase of $111,000 or 18.3%, despite a loss on the Bank's investment in FDSI of $82,000. Gain on the sale of OREO increased by $154,000 for the first quarter of 2000 compared to zero for the first quarter of 1999, due primarily to the sale of one large OREO property, which accounted for $144,000 of the overall gain.

Noninterest Expense

     The following table sets forth the break-down of noninterest expense for the periods indicated:

                              Noninterest Expense

                                                          For the Three
                                                           Months Ended                     For the Years
                                                             March 31,                     Ended December 31,
                                                       --------------------       -----------------------------------
                                                        2000          1999          1999          1998          1997
                                                       ------        ------       -------        ------        ------
                                                                           (Dollars in Thousands)
Advertising and promotion......................        $   98        $   70       $   286        $  242        $  113
Insurance assessments..........................            40            29           124           118           138
Data processing................................           213            92           683           407           269
Stationery and supplies........................            66            57           291           266           264
Professional...................................           171            86           440           353           387
Office.........................................            96           104           427           420           256
Administrative.................................           197           138           783           722           452
Other real estate owned........................            28            34           109           195           258
Salary and employee benefits...................         1,566         1,268         5,291         4,852         3,621
Occupancy and F.F.& E..........................           390           369         1,522         1,485         1,226
Other..........................................           223           173           633           603           352
                                                       ------        ------       -------        ------        ------
  Total........................................        $3,088        $2,420       $10,589        $9,663        $7,336
                                                       ======        ======       =======        ======        ======


     Noninterest expense consists of salary and employee benefits, occupancy and furniture and equipment, advertising, insurance assessments, data processing, stationery and supplies, professional service fees, office supplies, administrative, OREO expenses and other expenses. Noninterest expense for 1999 was $10.6 million, compared to $9.7 million and $7.3 million for 1998 and 1997, respectively

     The increase in 1999 of $926,000 consisted mainly of increases in the following categories: $439,000 in salaries and benefits, $276,000 in data processing, $87,000 in professional expenses and $61,000 in administrative expenses. As the Bank's average assets grew by 18.4%, salaries and benefits increased by only 9.1% or $439,000. The increase in data processing was a result of outsourcing the Bank's item processing, which was previously in-house, to the Bank's affiliate, FDSI (see " -- Noninterest Income" above). In May, 1999 the Bank also began to incur expenses related to the opening of its de novo branch located in Ontario California. The noninterest expense associated with this venture for 1999 was $268,000. The remaining increases were due to general growth in assets and their associated cost levels.

     The acquisition of the High Desert National Bank in December, 1997 caused the majority of the increase in noninterest expense to $9.7 million in 1998 over $7.3 million in 1997. Salary and benefits accounted for $1.2 million of the 1998 increase, while data processing increased by $138,000, due to increased volumes in relationship to the larger customer base. Other categories contributing to the increase were: $270,000 in administrative costs, $259,000 in occupancy and furniture and equipment, $129,000 in advertising, $164,000 in office expense, and $251,000 in other expenses.

     Noninterest expense increased $668,000 or 27.6% for the three months ended March 31, 2000 compared to the same period for 1999. Data processing, the main contributor, increased by $121,000 as the Bank did not outsource item processing until April, 1999. The opening of the Ontario branch in May, 1999, contributed $98,000 to the increase in noninterest expense during the first quarter of 2000. The total increase of 27.6% closely approximated the average growth of the Bank's assets of 28.2% for the same periods.

Provision for Income Taxes

     Income tax expense was $841,000 for 1999 as compared to $1.3 million and $402,000 for 1998 and 1997, respectively. Accordingly, the Bank accrued taxes at an approximate 30.2% rate for 1999 as opposed to an approximate 40.3% and 32.3%
rate for 1998 and 1997, respectively.   The decrease in the effective tax rate
in 1999 compared to 1998 is primarily the result of (i) increasing tax benefits from tax exempt securities in the investment portfolio; and (ii) recognition of additional net deferred tax assets due to a $100,000 decrease in the valuation reserve against such assets.


                              Financial Condition

Loan Portfolio

     The Bank has realized steady growth in its loan portfolio throughout the periods discussed in this Registration Statement. Total gross loans were $123.6 million as of March 31, 2000 compared to $116.4 million as of December 31, 1999, which represents an increase of 6.2% from December 31, 1999. Total gross loans increased by $10.5 million or 9.9% in 1999 and by $4.6 million or 4.5% in 1998. Throughout the aforementioned periods the increases have been reflected in basically all categories of loans in the portfolio.

     The Bank's commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and term loans which are loans with maturities normally ranging from one to several years. Short term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

     The Bank's real estate construction loans are primarily interim loans made by the Bank to finance the construction of commercial and single family residential property. These loans are typically short term. The Bank generally prequalifies construction loan borrowers for permanent take out financing as a condition to making the construction loan.

     The Bank's real estate mortgage loans consist primarily of loans made based on the borrower's cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. It is the Bank's policy to restrict real estate loans to no more than a range of fifty to eighty percent of the value of the property, depending on the type of property and its utilization. The Bank offers both floating and fixed rate loans. Maturities on such loans are generally limited to five years, although applicable amortization periods may range significantly longer.

     Installment loans are consumer loans made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes including overdrafts. Consumer loans generally provide for the monthly payment of principal and interest. Most of these loans are secured by the personal property being purchased.

     The following table sets forth the amount of total loans outstanding in each category and the percentage of total loans in each category as of the dates indicated:

                          Loan Portfolio Composition

                                                                                  Outstanding as of  March 31,
                                                                            ----------------------------------------
                                                                                   2000                1999
                                                                            -------------------  -------------------
                                                                                       Percent              Percent
                                                                            Amount     of Total   Amount    of Total
                                                                           --------    --------  --------   --------
                                                                                    (Dollars in Thousands)
Real estate:
       Construction..............................................          $ 29,582     23.81%  $ 21,773     20.90%
       Mortgage..................................................            57,729     46.47     44,799     43.00
Commercial.......................................................            28,135     22.65     29,068     27.90
Installment/All other loans......................................             8,776      7.07      8,550      8.20
                                                                           --------    ------   --------    ------
        Total gross loans........................................          $124,222    100.00%  $104,190    100.00%
                                                                                       ======               ======
Less:
       Unearned income...........................................               669                  702
       Allowance for loan losses.................................             1,299                1,353
                                                                           --------             --------
        Total net loans..........................................          $122,254             $102,135
                                                                           ========             ========


                                                                   Outstanding as of December 31,
                                  -----------------------------------------------------------------------------------
                                           1999                 1998                 1997                1996
                                  ---------------------  -------------------  -------------------  ------------------
                                               Percent              Percent              Percent             Percent
                                   Amount      of Total   Amount    of Total   Amount    of Total  Amount    of Total
                                  --------    ---------  --------  ---------  --------   --------  -------   --------
                                                                              (Dollars in Thousands)
Real estate:
  Construction..................  $ 25,102      21.42%   $ 20,888     19.60%  $ 17,930     17.59%  $ 4,043      6.85%
  Mortgage......................    53,344      45.52      46,190     43.34     46,753     45.87    28,532     48.36
Commercial......................    30,456      25.99      30,810     28.91     28,825     28.28    21,331     36.15
Installment/All other loans.....     8,275       7.07       8,691      8.15      8,426      8.26     5,094      8.64
                                  --------     ------    --------    ------   --------    ------   -------    ------
     Total gross loans..........  $117,177     100.00%   $106,579    100.00%  $101,934    100.00%  $59,000    100.00%
                                               ======                ======               ======              ======
Less:
  Unearned income...............       794                    675                  607                 476
  Allowance for loan losses.....     1,242                  1,439                1,773               1,298
                                  --------               --------             --------             -------
     Total net loans............  $115,141               $104,465             $ 99,554             $57,226
                                  ========               ========             ========             =======

                                    ------------------
                                          1995
                                    ------------------
                                              Percent
                                    Amount    of Total
                                    -------  ---------

Real estate:
  Construction..................    $ 4,096      6.58%
  Mortgage......................     30,032     48.24
Commercial......................     22,043     35.41
Installment/All other loans.....      6,080      9.77
                                    -------    ------
     Total gross loans..........    $62,251    100.00%
                                               ======
Less:
  Unearned income...............        296
  Allowance for loan losses.....      1,395
                                    -------
     Total net loans............    $60,560
                                    =======

     As of December 31, 1999, the Bank had commitments to extend credit of $45.6 million, obligations under standby letters of credit of $795,100, and obligations under commercial letters of credit of $726,028.

     The following table shows the maturity distribution and repricing intervals of the Bank's outstanding loans as of March 31, 2000. In addition, the table shows the distribution of such loans as between those with variable or floating interest rates and those with fixed or predetermined interest rates.

                  Loan Maturities and Repricing Intervals/1/

                                                                                At March 31, 2000
                                                          -------------------------------------------------------------
                                                                            After One
                                                          Within One        But Within      After Five
                                                             Year           Five Years         Years             Total
                                                          ----------        ----------      ----------         --------
                                                                               (Dollars in Thousands)
Real estate:
  Construction.....................................          $27,175          $   520          $ 1,887         $ 29,582
  Mortgage.........................................            5,841           24,460           27,428           57,729
Commercial.........................................           19,527            6,694            1,914           28,135
Installment/All other loans........................            1,993            3,971            2,812            8,776
                                                             -------          -------          -------         --------
        Total......................................          $54,536          $35,645          $34,041         $124,222
                                                             =======          =======          =======         ========
Loans with variable (floating) interest rates......           48,596           16,271            9,624           74,491
Loans with predetermined (fixed) interest rates....          $ 5,940          $19,374          $24,417         $ 49,731

                                                                                At December 31, 1999
                                                          -------------------------------------------------------------
                                                                            After One
                                                          Within One        But Within      After Five
                                                             Year           Five Years         Years             Total
                                                          ----------        ----------      ----------         --------
Real estate:
  Construction.....................................          $22,905          $   768          $ 1,429         $ 25,102
  Mortgage.........................................            6,137           30,146           17,061           53,344
Commercial.........................................           20,956            8,503              997           30,456
Installment/All other loans........................            1,958            4,430            1,887            8,275
                                                             -------          -------          -------         --------
        Total......................................          $51,956          $43,847          $21,374         $117,177
                                                             =======          =======          =======         ========
Loans with variable (floating) interest rates......           45,881           19,972            6,093           71,946
Loans with predetermined (fixed) interest rates....          $ 6,075          $23,875          $15,281         $ 45,231

Nonperforming Assets

     Nonperforming assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and OREO. Loans are generally placed on non-accrual status when they become 90 days past due unless Management believes the loan is adequately collateralized and in the process of collection. Loans may be restructured by Management when a borrower has experienced some change in financial status, causing an inability to meet the original repayment terms, and where the Bank believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means that Management intends to offer for sale.

     Management's classification of a loan as non-accrual is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan; at this point, the Bank stops recognizing income from the interest on the loan and reverses any uncollected interest that had been accrued but unpaid. These loans may or may not be collateralized, but collection efforts are continuously pursued.

----------------
/1/Excludes non-accrual loans of $492,000 and $477,000, and includes unearned income and deferred fees totaling $669,000 and $794,000, at March 31, 2000 and December 31, 1999, respectively.

     Interest on performing loans is accrued and taken into income daily. Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. At March 31, 2000 the Bank had $1.2 million of nonperforming loans, which included $492,000 of nonaccrual loans, $1,000 in loans past due 90 days and still accruing and $722,000 in restructured loans.

     When appropriate or necessary to protect the Bank's interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner is known as OREO. The OREO is carried on the books of the Bank as an asset, at the lesser of the recorded investment or the fair value less estimated selling costs (net realizable value). The Bank periodically revalues the OREO properties and charges other expenses for any required write-downs. The OREO represents another category of nonperforming assets. As of March 31, 2000 the Bank had $741,000 of OREO on its books.

     Total nonperforming assets amounted to .80% of the Bank's total assets at March 31, 2000.

     The following table provides information with respect to the components of the Bank's nonperforming assets as of the dates indicated:

                             Nonperforming Assets

                                            Amount Outstanding
                                             as of March 31,      Amount Outstanding as of December  31,
                                            ------------------  ------------------------------------------
                                             2000       1999     1999     1998     1997     1996     1995
                                            ------     ------   ------   ------   ------   ------   ------
                                                                (Dollars in Thousands)
Nonaccrual loans:/1/
  Real estate:
    Construction..........................  $    0     $    0   $    0   $    0   $    0   $   97   $  441
    Mortgage..............................     237      1,048      229    1,026      354      689      494
  Commercial..............................     255        161      247      196        8      555       11
  Installment.............................       0         43        1       13       97       86       97
  All other loans (including overdrafts)         0          0        0        0        0        1        0
                                            ------     ------   ------   ------   ------   ------   ------
    Total.................................     492      1,252      477    1,235      459    1,428    1,043
Loans 90 days or more past due and still
  accruing (as to principal or interest):
  Real estate:
    Construction..........................  $    0     $    0   $    0   $    0   $    0   $    0   $  162
    Mortgage..............................       0          0        0        0        0        0        0
  Commercial....,,........................       0          0        0        0       10        0       12
  Installment                                    1          0        2        0       59        4        0
  All other loans (including overdrafts)         0          6        5        0        0        0        0
                                            ------     ------   ------   ------   ------   ------   ------
    Total.................................       1          6        7        0       69        4      174
Restructured loans:/2//3/,
  Real estate:
    Construction..........................  $   40     $   42   $   40   $   43   $   46   $   49   $  130
    Mortgage..............................     682        979      682    1,026    1,123      709      371
  Commercial..............................       0         81        0       83       15       18       76
  Installment.............................       0          0        0        0        0        0       60
  All other loans (including overdrafts)         0          0        0        0        0        0        0
                                            ------     ------   ------   ------   ------   ------   ------
    Total.................................     722      1,102      722    1,152    1,184      776      637
Total nonperforming loans.................   1,215      2,360    1,206    2,387    1,712    2,208    1,854
Other real estate owned...................     741        962    1,036    1,069    1,360    2,037    1,161
                                            ------     ------   ------   ------   ------   ------   ------
    Total nonperforming assets............  $1,956     $3,322   $2,242   $3,456   $3,072   $4,245   $3,015
                                            ======     ======   ======   ======   ======   ======   ======
Nonperforming loans as a percentage
  of total gross loans....................     .98%      2.27%    1.03%    2.24%    1.68%    3.74%    2.98%
Nonperforming assets as a percentage
  of total assets.........................     .80       1.76   1.00       1.89     2.01     4.16     3.07
Nonperforming assets as a percentage
  of total gross loans and other real
  estate owned............................    1.57       3.16   1.90       3.21     2.97     6.95     4.75

Allowance for Loan Losses

     The Bank maintains an allowance for loan losses at a level the Bank considers adequate to cover the inherent risk of loss associated with its loan portfolio under prevailing and anticipated economic conditions. The Bank maintains an allowance for loan losses at a level judged by Management to be adequate to absorb currently estimated losses in the loan portfolio on an ongoing basis. The provision for loan losses is an expense charged against income and added to the

----------------
/1/ During the three months ended March 31, 2000 and the year ended December 31, 1999, approximately $3,600 and $16,200 of interest income related to these loans was included in net income. Additional interest income of approximately $15,500 and $52,800 would have been recorded for the three months ended March 31, 2000 and the year ended December 31, 1999, if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

/2/ A "restructured loan" is one where the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

/3/ During the three months ended March 31, 2000 and the year ended December 31, 1999, approximately $1,500 and $3,300 of interest income related to these loans was included in net income. Additional interest income of approximately $18,600 and $64,000 would have been recorded in the three months ended March 31, 2000 and the year ended December 31, 1999, if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

allowance for loan losses, in amounts deemed appropriate by Management to maintain the allowance at an adequate level. Management's judgement of the allowance is based on the evaluation of individual loans, the risk characteristics and size of the loan portfolio, the assessment of economic conditions, estimates of the current value of underlying collateral and other considerations. It is only a judgement based on estimates, and no assurance can be given that the judgement and estimates will accurately predict losses in the future. Management takes into consideration growth trends in the portfolio, historical loss experience, any identified risk in any credit concentrations, regulatory issues as they relate to the portfolio, internal and external credit reviews and analysis, as well as specific characteristics of the loans such as delinquency or other concerns.

     On an ongoing basis, the Bank performs monthly assessments of the allowance for loan losses to determine its adequacy. Specifically categorized and "watch list" credits are reviewed to denote sufficiency of any specific reserves established on such credits. Management evaluates and establishes an estimate of the loss potential on each such loan while considering industry risk factors, economic circumstances, and related matters. This analysis/process involves extensive judgement and eventual losses may therefore differ from even the most recent estimates.

     The Bank formally assesses the adequacy of the allowance on a quarterly basis. In determining the adequacy of the allowance for loan losses, Management takes into consideration growth trends in the portfolio, examination by financial institution supervisory authorities, prior loan loss experience by the Bank, concentrations of credit risk, delinquency trends, general economic conditions, the interest rate environment and internal and external credit reviews, including (i) detailed analysis of individual loans for which full recovery may not be assured, (ii) loss migration methodology results and (iii) peer group loan loss allowance data.

     This process involves judgmental discretion, and eventual losses may therefore differ from even the most recent estimates. Accordingly, the Bank attempts to provide for additional potential losses not yet identified as known concerns in order to establish and maintain the allowance at a level that should be sufficient on an ongoing basis.

     The Bank has policies, designed primarily for internal use, to analyze the risk factors associated with the loan portfolio and to enable the Bank to assess such risk factors prior to granting new loans, and to assess the sufficiency of the allowance.

     When a loan is deemed to be uncollectible by Management, it is charged off against the allowance for loan losses. Conversely, when a previously charged-off loan is subsequently collected, such recoveries are additions to the allowance for loan losses. The difference between the total amount of loans charged-off and the total amount of recoveries collected on previously charged-off loans is referred to as net loan charge-offs (or net loan recoveries if recoveries are larger than charge-offs).

     For the year ended December 31, 1999, the Bank had net charge-offs of $377,000 as compared to $486,000 and $567,000 in 1998 and 1997, respectively.

     For the three months ended March 31, 2000, the Bank had net charge-offs of $(32,000), a decrease of $173,000 from $141,000 for the three months ended March 31, 1999.

     As of March 31, 2000 the allowance for loan loss was $1.3 million or 1.05% of total loans as of that date. As of December 31, 1999, the allowance was $1.2 million or 1.06% of total loans as of that date. The allowance was $1.4 million or 1.35% of total loans and $1.8 million or 1.74% of total loans as of December 31, 1998 and 1997, respectively. Although these levels are deemed adequate by Management, no assurance can be given that further economic difficulties or other circumstances which would adversely affect the Bank's borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in the Bank's loan portfolio, which losses could possibly exceed the amount then reserved for loan losses.

     Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No.114, Accounting by Creditors for Impairment of a Loan (SFAS 114), as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. These pronouncements provide that when it is probable that a creditor will be unable to collect all amounts due in accordance with the terms of the loan that such loan is deemed impaired.

Impaired loans are accounted for differently in that the amount of the impairment is measured and reflected in the records of the creditor.

     The table on the following page summarizes, for the periods indicated, loan balances at the end of each period and the daily averages during the period; changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, and additions to the allowance which have been charged against earnings; and certain ratios related to the allowance for loan losses:

                           Allowance for Loan Losses

                                              Three Months Ended
                                                    March 31,                     Years Ended December 31,
                                              -------------------      ----------------------------------------------

                                                2000       1999          1999      1998      1997     1996     1995
                                              --------   --------      --------  --------  --------  -------  -------
                                                                  (Dollars in Thousands)
Balances:
  Average total loans outstanding
    during period...........................  $118,471   $105,318      $105,922  $ 97,660  $ 70,110  $61,966  $60,719
                                              ========   ========      ========  ========  ========  =======  =======
  Total loans outstanding
    at end of period........................  $124,222   $104,190      $117,177  $106,579  $101,934  $59,000  $62,251
                                              ========   ========      ========  ========  ========  =======  =======
Allowance for Loan Losses:
  Balances at beginning of period...........  $  1,242   $  1,439      $  1,439  $  1,773  $  1,298  $ 1,395  $ 1,394
  Adjustments/1/............................         0          0             0         0       555        0        0
  Charge-offs:
    Real estate:
      Construction..........................         0          0             0         0         0        0        0
      Mortgage..............................         0         10            10       179       169      597       65
    Commercial..............................         1        112           482       231       389      201      276
    Installment.............................         0         23            39       174        82      282       69
    All other loans
      (including overdrafts)................        15          5            31        51         8        9       96
                                              --------   --------      --------  --------  --------  -------  -------

         Total..............................        16        150           562       635       648    1,089      506
  Recoveries:
    Real estate:
      Construction..........................         0          0             0         0         0        0        0
      Mortgage..............................         0          0             2        43        39       34        0
  Commercial................................        42          2           166        72        18        6       22
  Installment...............................         1          0             4        17        16       35        8
  All other loans
    (including overdrafts)..................         5          7            13        19         8        0        0
                                              --------   --------      --------  --------  --------  -------  -------
         Total..............................        48          9           185       151        81       75       30
                                              --------   --------      --------  --------  --------  -------  -------
  Net loan charge-offs (recoveries).........       (32)       141           377       484       567    1,014      476

    Provision charged to
      operating expenses....................        25         55           180       150       487      917      477
                                              --------   --------      --------  --------  --------  -------  -------
    Balance at end of period................  $  1,299   $  1,353      $  1,242  $  1,439  $  1,773  $ 1,298  $ 1,395
                                              ========   ========      ========  ========  ========  =======  =======
Ratios:
  Net loan charge-offs to                        (0.03)%     0.13%         0.36%     0.50%     0.81%    1.64%    0.78%
    average loans...........................
  Net loan charge-offs to                        (0.03)      0.14          0.32      0.45      0.56     1.72     0.76
    loans at end of period..................
  Allowance for loan losses to
    average loans...........................      1.10       1.28          1.19      1.49      2.53     2.09     2.30
  Allowance for loan losses                       1.05       1.30          1.06      1.35      1.74     2.20     2.24
    to loans at end of period...............
  Net loan charge-offs to allowance              (2.46)     10.42         30.35     33.63     31.98    78.12    34.12
    for loan losses at end of period........
  Net loan charge-offs to provision
    charged to operating expenses...........   (128.00)    256.36        209.44    322.67    116.43   110.58    99.79

------------------------------
/1/Acquired $555,000 in reserves in connection with acquisition of High Desert National Bank in 1997.

     The following table provides a breakdown of the allowance for loan losses as of the dates indicated:

                    Allocation of Allowance for Loan Losses

                                                                  Three Months Ended March 31,
                                                        -------------------------------------------------
                                                                 2000                      1999
                                                        -----------------------   -----------------------
                                                                   % of Loans                % of Loans
Balance at End of Period                                          in Category               in Category
     Applicable to                                      Amount   to Total Loans   Amount   to Total Loans
------------------------                                ------   --------------   ------   --------------
                                                                   (Dollars in Thousands)
Real estate:
  Construction.......................................   $  247         19.01%     $  184        13.60%
  Mortgage...........................................      351         27.02         268        19.81
Commercial...........................................      219         16.86         287        21.21
Installment/All other loans (including overdrafts)...      482         37.11         614        45.38
                                                        ------        ------      ------       ------
       Total.........................................   $1,299        100.00%     $1,353       100.00%
                                                        ======        ======      ======       ======

                                                                          December 31,
                                -------------------------------------------------------------------------------------------------
                                      1999                1998                1997                1996                1995
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                           % of                % of                % of                % of                % of
                                         Loans in            Loans in            Loans in            Loans in            Loans in
                                         Category            Category            Category            Category            Category
Balance at End of Period                 to Total            to Total            to Total            to Total            to Total
     Applicable to              Amount    Loans     Amount    Loans     Amount    Loans     Amount    Loans     Amount    Loans
------------------------        ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                     (Dollars in Thousands)
Real estate:
    Construction.............   $  215     17.31%   $  179     12.44%   $  115      6.49%   $   21      1.62%   $   79      5.66%
    Mortgage.................      326     26.25       267     18.55       778     43.88       425     32.74       347     24.87
Commercial...................      246     19.81       265     18.42       371     20.92       611     47.07       546     39.14
Installment/All other loans
  (including  overdrafts)....      455     36.63       728     50.59       509     28.71       241     18.57       423     30.33
                                ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
        Total................   $1,242    100.00%   $1,439    100.00%   $1,773    100.00%   $1,298    100.00%   $1,395    100.00%
                                ======    ======    ======    ======    ======    ======    ======    ======    ======    ======

Investment Portfolio

     The Bank's investment portfolio represented 34.8% of the Bank's total assets as of March 31, 2000. At year-end 1999, 1998 and 1997 the investment portfolio represented 37.0%, 15.1% and 7.6%, respectively, of the Bank's total assets. The Bank invests in governmental, mortgage backed, municipal and corporate securities and categorizes those securities as held-to-maturity or available-for-sale depending upon the circumstances in place as to the Bank's intent and ability to hold such securities. The Bank invests its liquid funds in excess of loan requirements in the investment portfolio and Fed Funds sold, which is a cash equivalent. During 1999 the Bank's securities portfolio increased by $55.8 million or 203% over December 31, 1998. This increase was the result of a shift from investing excess funds, net of loan funding, in Fed Funds sold to investing instead in securities (namely mortgage-backed) to realize the higher yield on said instruments. The $55.8 million increase was funded through the following; (i) $23.5 million in matured Fed Funds; (ii) $23.0 million in deposit growth less funding of $10.5 million in loan growth; and (iii) $18.2 million in other borrowings.

     The following table summarizes the amortized cost, fair value and distribution of the Bank's investment securities as of the dates indicated:

                             Investment Portfolio

                                                 March 31,                                       December 31,
                                    -----------------------------------   ----------------------------------------------------------
                                          2000               1999                1999                1998               1997
                                    ----------------   ----------------   ------------------   ----------------   ------------------
                                    Amortized Fair     Amortized Fair     Amortized   Fair     Amortized Fair     Amortized   Fair
                                      Cost    Value      Cost    Value       Cost     Value      Cost    Value      Cost      Value
                                      ----    -----      ----    -----       ----     -----      ----    -----      ----     -------
                                                                         (Dollars in Thousands)
Available-for-Sale:
  U. S. Treasury securities.......  $     0  $     0   $     0  $     0     $     0  $     0   $     0  $     0   $ 1,000  $ 1,000
  Obligations of other U. S.
    government agencies...........        0        0       509      505           0        0     3,509    3,516      1114     1114
  Mortgage backed securities......   65,874   65,089    22,473   22,479      69,017   68,331    15,851   15,857         0        0
  Obligations of states and
    political subdivisions........   16,048   15,567     3,824    3,762      12,648   11,963     2,330    2,320         0        0
  Other securities................    3,120    3,048         0        0       2,044    2,000       302      304       484      484
                                    -------  -------   -------  -------     -------  -------   -------  -------   -------  -------
    Total available-for-sale......  $85,042  $83,704   $26,806  $26,746     $83,709  $82,294   $21,922  $21,997   $ 2,598  $ 2,598
                                    =======  =======   =======  =======     =======  =======   =======  =======   =======  =======
Held-to-Maturity:
  U. S. government securities.....  $ 1,010  $   997   $   501  $   502     $ 1,012  $ 1,003   $   501  $   504   $   500  $   502
  Obligations of other U. S.
    governmental agencies.........        0        0         0        0           0        0         0        0     2,450    2,443
  Obligations of state and
    political subdivisions........        0        0     4,856    5,062           0        0     5,041    5,256     6,003    6,202
  Other securities................        0        0         0        0           0        0         0        0         0        0
                                    -------  -------   -------  -------     -------  -------   -------  -------   -------  -------
    Total held-to-maturity........  $ 1,010  $   997   $ 5,357  $ 5,564     $ 1,012  $ 1,003   $ 5,542  $ 5,760   $ 8,953  $ 9,147
                                    =======  =======   =======  =======     =======  =======   =======  =======   =======  =======
    Total investment securities...  $86,052  $84,701   $32,163  $32,310     $84,721  $83,297   $27,534  $27,757   $11,551  $11,745
                                    =======  =======   =======  =======     =======  =======   =======  =======   =======  =======


     The following table summarizes the maturity of the Bank's investment securities and their weighted average yield/1/ at March 31, 2000:

               Investment Maturities and Weighted Average Yields

                                                          After One But      After Five But
                                     Within One Year    Within Five Years   Within Ten Years   After Ten Years        Total
                                     ----------------   -----------------   ----------------   ----------------   --------------
                                     Amount     Yield   Amount     Yield    Amount     Yield   Amount     Yield   Amount   Yield
                                     ------     -----   ------     -----    ------     -----   ------     -----   ------   -----
                                                                       (Dollars in Thousands)
Available-for-Sale:
  U. S. government securities....     $  0       0.00%  $    0      0.00%   $     0     0.00%  $     0     0.00%  $     0   0.00%
  Obligations of other U. S.
    government agencies..........        0       0.00        0      0.00          0     0.00         0     0.00         0   0.00
  Mortgage backed securities.....        0       0.00    3,290      7.07      9,041     7.15    52,758     7.59    65,089   7.50
  Obligations of state and
    political subdivisions.......      532       7.03      284      5.30          0     0.00    14,751     5.21    15,567   5.27
  Other securities...............        0       0.00        0      0.00      1,969     7.09     1,079     8.12     3,048   7.45
                                      ----       ----   ------      ----    -------     ----   -------     ----   -------   ----
    Total available-for-sale.....     $532       7.03   $3,574      6.93    $11,010     7.14   $68,588     7.09   $83,704   7.08
                                      ====       ====   ======      ====    =======     ====   =======     ====   =======   ====
Held-to-Maturity:
  U. S. government securities....        0       0.00    1,010      5.67          0     0.00         0     0.00     1,010   5.67
  Obligations of other U. S.
    government agencies..........        0       0.00        0      0.00          0     0.00         0     0.00         0   0.00
  Obligations of state and
    political subdivisions.......        0       0.00        0      0.00          0     0.00         0     0.00         0   0.00
  Other securities...............        0       0.00        0      0.00          0     0.00         0     0.00         0   0.00
                                      ----       ----   ------      ----    -------     ----   -------     ----   -------   ----
    Total held-to-maturity.......        0       0.00    1,010      5.67          0     0.00         0     0.00     1,010   5.67
                                      ====       ====   ======      ====    =======     ====   =======     ====   =======   ====
    Total investment securities..     $532       7.03%  $4,584      6.65%   $11,010     7.14%  $68,588     7.09%  $84,714   7.06%
                                      ====       ====   ======      ====    =======     ====   =======     ====   =======   ====

----------------

/1/ Yields on tax-exempt obligations have not been computed on a tax equivalent basis.

Deposits

     Deposits are the Bank's primary source of funds. At March 31, 2000 the Bank had a deposit mix of 43.6% in noninterest-bearing demand deposits, 37.9% in NOW, money market and savings deposits, and 18.5% in time deposits. The Bank's net interest income is enhanced by its relatively large percentage of noninterest-bearing deposits. The Bank's deposits are obtained from a cross-section of the communities it serves. No material portion of the deposits has been obtained or is dependent upon any one person or industry. The Bank's business is not seasonal in nature. The Bank accepts deposits in excess of $100,000 from customers. Those deposits are priced to remain competitive. As of each of the reporting periods covered the Bank had no brokered funds on deposit.

     The Bank is not dependent upon funds from sources outside of the United States nor does it have any and has not made loans to any foreign entities. The Bank has not made any loans to finance leveraged buyouts or for highly leveraged transactions.

     As of March 31, 2000 the Bank had total deposits of $206.7 million an increase of 10.7% or $19.9 million from December 31, 1999. Total deposits at December 31, 1999, 1998 and 1997 were $186.8 million, $163.8 million and $136.7 million, respectively, representing growth of 14.0% and 19.8% in 1999 and 1998, respectively. The increase in 1999 was due to internal growth through operations, while the growth in 1998 was due primarily to the acquisition of High Desert National Bank in December, 1997.

     The following tables summarize the distribution of average daily deposits and other borrowings and the average daily rates paid for the periods indicated:

                      Average Deposits & Other Borrowings

                                           Three Months Ended March 31,                    Years Ended December 31,
                                        -----------------------------------  -----------------------------------------------------
                                               2000              1999              1999              1998              1997
                                        -----------------  ----------------  ----------------  ----------------  -----------------
                                         Average  Average  Average  Average  Average  Average  Average  Average  Average   Average
                                         Balance   Rate    Balance   Rate    Balance   Rate    Balance   Rate    Balance    Rate
                                        --------  -------  -------  -------  -------  -------  -------  -------  --------  -------
                                                                          (Dollars in Thousands)
Demand, noninterest-bearing............ $ 76,121   0.00%  $ 65,336    0.00%  $ 71,726   0.00%  $ 60,398   0.00%  $ 40,939    0.00%
Money market...........................   31,367   3.55     23,055    2.89     28,720   2.85     20,719   2.93     16,317    3.00
NOW....................................   26,481   1.92     22,558    2.01     21,612   2.26     20,862   2.35     15,332    2.53
Savings................................   18,977   2.67     18,640    2.63     19,610   2.70     17,663   2.87     14,175    2.97
Time certificates of deposit in
  denominations of $100,000 or more....   17,039   5.08     11,254    5.03     12,825   4.71      9,903   5.33      5,189    5.22
Other time deposits....................   20,227   4.49     21,025    4.54     20,611   4.49     20,658   5.05      9,274    5.26
                                        --------   ----   --------    ----   --------   ----   --------   ----   --------    ----
    Total deposits.....................  190,212   2.05    161,868    1.93    175,104   1.92    150,203   2.11    101,226    2.03
                                        --------   ----   --------    ----   --------   ----   --------   ----   --------    ----
Other borrowings.......................   21,060   6.01          0    0.00      3,756   5.67          0   0.00          0    0.00
    Total deposits and borrowed funds.. $211,272   2.45%  $161,868    1.93%  $178,860   2.00%  $150,203   2.11%  $101,226    2.03%
                                        ========   ====   ========    ====   ========   ====   ========   ====   ========    ====


     The scheduled maturities of the Bank's time deposits in denominations of $100,000 or greater at March 31, 2000 were as follows:

                Maturities of Time Deposits of $100,000 or More

                                                                                       March 31, 2000
                                                                                   ----------------------
                                                                                   (Dollars in Thousands)
Three months or less.......................................................                $11,369
Over three months through six months.......................................                  2,955
Over six months through twelve months......................................                  3,053
Over twelve months.........................................................                    281
                                                                                           -------
    Total..................................................................                $17,658
                                                                                           =======

Short Term Borrowings

     At year-end 1999, the Bank had $18.2 million in advances against its line of credit from the Federal Home Loan Bank due at various times during 2000 with a weighted average rate of 6.1%. For the year ended December 31, 1999, the average balance of this short-term borrowing was $3.8 million, the average rate was 5.7% and the highest month-end balance was $24.0 million. As of March 31, 2000 the balance was $16.0 million, all due in 2000. For the three months ended March 31, 2000, the average balance was $21.1 million, the weighted average rate was 6.0% and the highest month-end balance was $23.8 million.


                  Liquidity and Interest Rate Risk Management

     Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets and the acquisition of additional deposit liabilities. One method banks utilize for acquiring additional liabilities is through the acceptance of brokered deposits, which are deposits that bear interest in excess of 75 basis points over prevailing market rates. As part of its acquisition of High Desert National Bank in 1997, the Bank received approximately $1.5 million in deposits typically classified as brokered deposits by banking regulators. These deposits have been carried on the books and have been run off as they matured over the reporting periods and as of March 31, 2000 the Bank no longer carried these in its portfolio. The Bank has not accepted nor needed to accept brokered deposits as part of its normal operations.

     In order to meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, fed funds sold, and investment securities categorized as available for sale. As of March 31, 2000 the Bank's liquidity ratio was 30.5%, defined as $23.4 million in cash and cash equivalents and $39.6 million in investment securities available for sale (net of those pledged to secure treasury, tax and loan items and public monies) as a percentage of deposits of $206.7 million.

     Effective planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution's net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with accurately matched repricing of assets and liabilities, risk remains in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In its overall attempt to match assets and liabilities, Management takes into account rates and maturities to be offered in connection with its certificate of deposit program and offers variable rate loans. The Bank has generally been able to control its exposure to changing interest rates by managing the mix of floating rate to fixed rate instruments within its portfolio.

     The sensitivity to interest rate fluctuations is measured in several time frames. Various strategies such as liability cost administration and redeployment of asset maturities are utilized to preserve interest income from the effect of changes in interest rates. The gap positions are monitored as a function of the Asset Liability Management process. The monitoring process includes the use of periodic simulated business forecast, which incorporate various interest rate environments. Financial modeling is utilized to assist Management in maintaining consistent earnings in an environment of changing interest rates.

     The following table sets forth the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities as of March 31, 2000 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

                      Interest Rate Sensitivity Analysis


                                                 At March 31, 2000 Amounts Subject to Repricing Within
                                              -----------------------------------------------------------
                                              0-3 Months  3-12 Months  1-5 Years  After 5 Years   Total
                                              ----------  -----------  ---------  -------------  --------
                                                                (Dollars in Thousands)
Interest-earning assets:
  Loans/1/..................................   $ 75,484    $  4,947     $ 19,374     $ 24,417     $124,222
  Investment securities.....................        441          91        4,584       79,598       84,714
  Federal funds sold........................      5,000           0            0            0        5,000
  Interest-bearing deposits
    at other banks..........................          0           0            0            0            0
                                               --------    --------     --------     --------     --------
    Total...................................     80,925       5,038       23,958      104,015      213,936

Interest-bearing liabilities:
  Interest-bearing demand (NOW).............     25,010           0            0            0       25,010
  Savings deposits..........................     19,423           0            0            0       19,423
  Money market..............................     33,910           0            0            0       33,910
  Time deposits of $100,00 or more..........     11,369       6,008          281            0       17,658
  Other time deposits.......................      8,701       9,920        1,872            0       20,493
  Other borrowings..........................          0      16,000            0            0       16,000
                                               --------    --------     --------     --------     --------
    Total...................................   $ 98,413    $ 31,928     $  2,153     $      0     $132,494

Interest rate sensitivity gap...............   $(17,488)   $(26,890)    $ 21,805     $104,015

Cumulative interest rate sensitivity gap....   $(17,488)   $(44,378)    $(22,573)    $ 81,442
Cumulative interest rate sensitivity gap
  ratio based on total earning assets.......      (8.17)%    (20.74)%     (10.55)%     38.07%

Liquidity and Capital Resources

     In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios.

     The risk-based guidelines are used to evaluate capital adequacy and are based on the institution's asset risk profile and off-balance sheet exposures, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders' equity and noncumulative perpetual preferred stock, less goodwill and certain other deductions, with the remaining, or Tier 2, capital consisting of other elements, primarily certain other forms of preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The leverage ratio is Tier 1 capital divided by adjusted average assets.

----------------
/1/Excludes non-accrual loans of $477,000 and deferred fees and unearned income of $794,000.

     At March 31, 2000, the Bank's and the Company's capital exceeded all minimum regulatory requirements and the Bank was considered to be "well capitalized" as defined in the regulations issued by the FDIC. In connection with the pending acquisition of Valley Merchants Bank it was anticipated that the Bank would require additional capitalization. On March 21, 2000, the Company raised approximately $9.7 million in net proceeds from an offering of $10.0 million of principal amount of 10-7/8% Fixed Rate Capital Trust Pass-through Securities. (See "Part I, Item 1 -- Description of Business -- Recent Developments" herein.) A portion of the proceeds will be downstreamed to the Bank to maintain its "well capitalized" position and the balance will be retained by the Company for general corporate purposes.

Accounting Matters

     During 1997, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly held common stock. This statement provides a presentation of basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings.

     In June, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Based on current accounting standards, this new accounting standard is not expected to have a material impact of the Bank's financial statements. The Bank adopted this accounting standard on January 1, 1998, as required.

     In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for financial statements for periods beginning after December 15, 1997. This statement establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of this new accounting standard did not have a material impact on the Bank's financial statement disclosures.

Impact of Inflation; Seasonality

     The primary impact of inflation on the Bank is its effect on interest rates. The Bank's primary source of income is net interest income, which is affected by changes in interest rates. The Bank attempts to limit the impact of inflation on its net interest margin through management of rate-sensitive assets and liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as noninterest expenses has not been significant for the periods covered in this Registration Statement. The Bank's business is generally not seasonal.

Year 2000 Compliance

     The concern over the Year 2000 ("Y2K") issue resulted from computer programs being written using two rather than four digits to identify a year in the date field. Throughout the world, there was a concern that this issue could cause computer systems to fail or create erroneous results at the rollover to the Year 2000. Beginning in 1998, the Bank took various steps to mitigate the potential impact of a Y2K problem. The Bank followed the guidelines established by the banking regulators, which were to identify, assess, renovate, validate, implement and design contingency plans to mitigate the risks that the Bank may have encountered relative to the Y2K problem. The total cost of the Bank's plan to address Y2K issues was not material.

Selected Performance Ratios

     The following table sets forth certain ratios for the Bank for the three months ended March 31, 2000 and 1999, and for the years ended December 31, 1999, 1998 and 1997. These ratios should be read in conjunction with the audited Financial Statements and notes thereto which appear at the end of this Registration Statement (see "Part F/S" herein).


                                                         Three Months Ended                      Years Ended
                                                             March 31,                           December 31,
                                                        --------------------          ------------------------------------
                                                         2000           1999           1999           1998           1997
                                                        -----          -----          ------         ------         ------
Return on average equity/1/....................         11.64%         10.62%         11.37%         12.32%          5.83%
Return on average assets/2/....................          0.94%          1.00%          0.98%          1.11%          0.72%
Average stockholders' equity
  to average total assets......................          8.00%          9.46%          8.58%          8.97%         12.42%
Dividend payout ratio/3/.......................          0.00%          0.00%          0.00%          0.00%          0.00%

Item 3.  Description of Property
--------------------------------

     The following properties (real properties and/or improvements thereon) are owned by the Company/4/ and are unencumbered. In the opinion of Management, all properties are adequately covered by insurance.

                                                                Square Feet of        Land and
Location                                Use of Facilities        Office Space       Building Cost
--------                              ---------------------     --------------      -------------
140 South Arrowhead Avenue            Administrative Office           9,800             $275,000
San Bernardino, California 92408

1380 Highland Avenue                  Branch Office                   2,280             $250,000
San Bernardino, California 92404

321 East Sixth Street                 Branch Office                   9,449               N/A/5/
Corona, California 91719

4022 Phelan Road                      Branch Office                   5,281               N/A/6/
Phelan, California 92371

----------------------------------
/1/ Net income (loss) divided by average stockholders' equity.
/2/ Net income (loss) divided by average total assets.
/3/ Represents dividends declared per share divided by net income per share.
/4/ As used throughout this Registration Statement, the term "Company" includes, where appropriate, both the Company and its consolidated subsidiary.
/5/ Acquired in connection with acquisition of Western Community Bank in Corona,
    California in 1994.
/6/ Acquired in connection with acquisition of High Desert National Bank in Hesperia, California in 1997.

     The following facilities are leased by the Company:

                                       Use of       Square Feet of  Monthly Rent    Term of
Location                             Facilities     Office Space    as of 3/31/00    Lease
--------                            -------------   --------------  -------------   --------
505 West 2nd Street                 Main Office         10,247          $5,825       2/16/13
San Bernardino, California 92401

173 Orange Street                   Branch Office        4,624          $6,494      12/31/06
Redlands, California 92374

16869 Main Street                   Branch Office        5,152          $3,607       7/31/01
Hesperia, California 92345

4141 Inland Empire Boulevard        Branch Office        1,912          $3,155       6/14/04
Ontario, California 91764

     Currently the Bank's Ontario office is temporally operated out of the second floor of a professional office suite. On January 13, 2000 the Bank purchased a one acre parcel of land for a price of $608,000, located in Ontario, to be developed into a permanent branch office. Outside of the aforementioned development, Management believes that the Company's existing facilities are adequate to accommodate the Bank's and the Company's operations for the immediately foreseeable future.


Item 4.  Security Ownership of Certain Beneficial Owners and Management

     Management knows of no person who owned beneficially more than five percent (5%) of the outstanding Common Stock of the Bank as of April 28, 2000, except for Neal T. Baker and Arnold H. Stubblefield, both of whom are directors of the Bank (see Item 5--"Directors, Executive Officers, Promoters and Control Persons" herein).


Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The table on the following page sets forth certain information as of April 28, 2000 with respect to each of the directors and executive officers of the Bank and the directors and executive officers as a group.

                                                                                   Common Stock
                                                                                 Beneficially Owned on
                                                                                    April 28, 2000/1/
                                                            Year First   --------------------------------------
                                                            Elected or                   Vested     Percentage
Names and Offices       Principal Occupation                Appointed       Number       Option      of Shares
Held with Company     for the Past Five Years      Age       Director     of Shares     Shares/2/   Outstanding
------------------  ----------------------------  -------  ------------  ------------  ----------  -------------
D. William Bader    President/General Manager,      79          1999        66,282      20,118        4.33%/4/
Director            Crest Chevrolet                            (1983)/3/

Neal T. Baker/5/    President, Neal T. Baker        76          1999       125,785/6/   20,118        7.31%/4/
Director            Enterprises, Inc. (Owner of                (1983)/3/
                    Baker's Burgers, Inc.)

William Cozzo       Retired (formerly Vice          85          1999         3,688         -0-          0.19%
Director            President-Director of                      (1999)3
                    Public Relations, Business
                    Bank of California)/7/

John E. Duckworth   Real Estate Developer           57          1999        72,769/8/   20,118          4.65%/4/
Chairman of the                                                (1983)/3/
Board

Alan J. Lane/9/     President and Chief             38          1999           312      31,612          1.57%/4/
President, Chief    Executive Officer, Business                (1998)/3/
Executive           Bancorp and Business Bank
Officer and         of California/10/
Director

---------------
/1/ Except as otherwise noted, may include shares held by such person's spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held in "street name" for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person is the sole beneficiary and has pass-through voting rights and investment power.

/2/ Consists of shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of April 28, 2000 pursuant to the Company's Stock Option Plan. (See "Item 6 -- Executive Compensation -- Compensation of Directors, and Stock Options" herein.)

/3/ Date first elected or appointed a director of the Bank.

/4/ The percentages are based on the total number of shares of the Company's common stock outstanding, plus the number of option shares which the individual or group, as applicable, has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of April 28, 2000 pursuant to the Company's Stock Option Plan (see "Item 6 -- Executive Compensation -- Stock Options, and Compensation of Directors" herein).

/5/ Mr. Baker's address is 30570 Sunset Drive, Redlands, California 92373 and Mr. Stubblefield's address is Post Office Box 327, Meridian, Idaho 83642.

/6/ Includes 8,294 shares held by the Neal T. Baker Enterprises Pension Trust and the Baker's Burgers, Inc. Pension Trust of which Mr. Baker is trustee; 5,669 shares held by Baker's Burgers, Inc. and Neal T. Baker Enterprises Profit Sharing Plan of which Mr. Baker is trustee; 35,539 shares held by Neal T. Baker Enterprises, a corporation of which Mr. Baker is President; and 12,237 shares owned by Baker's Burgers, Inc., a corporation of which Mr. Baker is President. Mr. Baker has sole voting and investment power as to all of these shares.

/7/ Mr. Cozzo served as Vice President-Director of Public Relations of the Bank from November, 1997 until December 31, 1998, when he retired as an employee and was simultaneously appointed a director of the Bank. Previously, Mr. Cozzo served as Vice President-Public Relations of the Bank from September, 1996 to November, 1997; and as Business Development Officer of the Bank from 1993 to 1996.

/8/ Includes 37,291 shares held by Mr. Duckworth together with certain extended family members; and 9,072 shares held by Arr. 1865, a limited partnership of which Mr. Duckworth is a general partner; as to all of which shares Mr. Duckworth has shared voting and investment power.

/9/ In February, 1994, Mr. Lane joined Fornaca Bakeries, Inc., a financially troubled company in Escondido, California, in an attempt to assist the company in resolving its financial problems. As a result of disagreements concerning business philosophy, Mr. Lane left the company in June, 1994 to pursue other interests, and the company filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws in September, 1994. Two months later, Mr. Lane agreed to rejoin the company as President, Chief Executive Officer and a director, and he then led the company through and out of the bankruptcy reorganization, a name change to Pacific Pride Baking Company, and the subsequent sale of the company to an international food processing company.

/10/ Mr. Lane was appointed President and Chief Executive Officer of the Company on October 7, 1999 and of the Bank on April 1, 1998. Previously, he served as Executive Vice President and Chief Financial Officer of the Bank since August, 1996; as President and Chief Executive Officer of Pacific Pride Banking Company in Escondido, California from 1994 to 1996; and as Chief Financial Officer of Independence One Bank in Mission Viejo, California from 1992 to 1993.

(Table and footnotes continued on following page.)

                                                                                        Common Stock
                                                                                   Beneficially Owned on
                                                                                     April 28, 2000/1/
                                                             Year First    --------------------------------------
                                                             Elected or                    Vested     Percentage
Names and Offices        Principal Occupation                 Appointed       Number        Option      of Shares
Held with Company      for the Past Five Years         Age    Director       of Shares    Shares/2/   Outstanding
------------------   ----------------------------      ---   ------------   ----------    ----------  -----------

Robert L.            Senior Vice President, CHJ,       59        1999        21,834/11/      20,118      2.10%/4/
Nottingham           Inc.,                                      (1996)/3/
Director             (Consulting/Engineering)

John L. Riddell      President/Founder, CHJ,           68        1999        60,389/11/      20,118      4.03%/4/
Director and         Inc.                                       (1983)/3/
Corporate            (Consulting/Engineering)
Secretary

Arnold H.            President, Stubblefield           66        1999       380,343/13/      37,193     20.74%/4/
Stubblefield/5/,/12/ Construction Company;                      (1992)/3/
Director             General Partner,
                     Stubblefield Properties

John L.              Vice President/Managing           48        1999        44,207/14/      20,118      3.22%/4/
Stubblefield/12/     Supervisor, Stubblefield                   (1983)/3/
Director             Companies-California
                     (Real Estate Development)

James W. Andrews     Executive Vice President          50         n/a           -0-          23,300      1.17%/4/
Executive Vice       and Chief Credit Officer,
President            Business Bank of California/15/
and Chief Credit
Officer

Ruth E. Adell        Executive Vice President          45         n/a         7,463          11,225      0.94%/4/
Executive Vice       and Cashier, Business Bank
President            of California/16/
and Chief
Financial Officer

Directors and                                                               767,124         223,726     45.04%/4/
Executive
Officers as a
Group (11 in
number)
--------------------


(Certain footnotes appear on previous page.)

/11/ Includes 15,584 shares held by the CHJ, Inc. Profit Sharing Plan (of which Messrs. Nottingham and Riddell are both trustees) for Mr. Riddell's account, as to which shares Messrs. Nottingham and Riddell share voting and investment power with two additional co-trustees.

/12/ Arnold H. Stubblefield and John L. Stubblefield are father and son, respectively.

/13/ Includes 31,436 shares held by the Stubblefield Construction Co. Employee Pension Trust of which Mr. Stubblefield is trustee; 7,455 shares owned by Stubblefield Construction Co., a corporation of which Mr. Stubblefield is President; 41,689 shares owned by Stubblefield Properties, a partnership of which Mr. Stubblefield is a General Partner; and 1,233 shares held by Mr. Stubblefield as custodian for his minor grandchildren (including the shares described in footnote 14 below). Mr. Stubblefield has sole voting and investment power as to 80,580 of such shares and shared voting and investment power as to 1,233 of such shares.

/14/ Includes 364 shares held by Arnold Stubblefield as custodian for John Stubblefield's children, as to which shares John Stubblefield has shared voting and investment power with Arnold Stubblefield.

/15/ Mr. Andrews has served as Executive Vice President and Chief Credit Officer of the Company since October 7, 1999 and of the Bank since June, 1996. Previously, he served as Executive Vice President, Chief Operating and Credit Officer of International Savings Bank in San Diego, California from 1992 to 1995.

/16/ Ms. Adell has served as Executive Vice President and Chief Financial Officer of the Company since October 7, 1999 and as Executive Vice President and Cashier of the Bank since April, 1998. She has worked for the Bank in various capacities since 1984, including Senior Vice President and Cashier from June, 1996 to April, 1998; Senior Vice President/Operations from August, 1994 to May, 1996; and Vice President/Operations from March, 1988 to August, 1994.

     All present directors of the Company serve for a term of one year and hold office until the next Annual Meeting of Shareholders of the Company or until their successors are duly elected and qualified. The executive officers of the Company are appointed annually by the Board of Directors following the Annual Meeting of Shareholders and serve at the pleasure of the Board of Directors. An amendment to the Company's Articles of Incorporation providing for directors to serve staggered terms of two years each was approved by the Company's shareholders on June 21, 2000. This provision will become effective when the Company's stock becomes listed on the Nasdaq National Market (see "Part II, Item 1 -- Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters" herein). It is anticipated that the election of directors at the Company's 2001 Annual Meeting of Shareholders will be for two classes of directors with staggered terms, initially for terms of one and two years each.

The Board of Directors and Committees

     The Board of Directors of the Bank has, among others, a standing Audit Committee, of which directors Arnold Stubblefield (Chairman), Bader, Nottingham, Riddell and Duckworth (ex-officio) are members. The Company does not have a separate Audit Committee. During the fiscal year ended December 31, 1999, the Audit Committee held a total of six (6) meetings. The purpose of the Audit Committee is to meet with the outside auditors of the Bank and the Company in order to fulfill the legal and technical requirements necessary to adequately protect the directors, shareholders, employees and depositors of the Bank and the Company. It is also the responsibility of the Audit Committee to recommend to the Board of Directors the selection of independent accountants and to make certain that the independent accountants have the necessary freedom and independence to freely examine all Company and Bank records.

     While the Board of Directors of the Bank has no standing "compensation" committee, it has a Personnel Committee of which Directors Riddell (Chairman), Baker, Lane and Duckworth (ex officio) are members. The Company does not have a separate compensation or similar committee. The primary function of the Personnel Committee, which met four (4) times during 1999, is to approve the employment of officers and recommend the compensation for all officers. Additionally, the Personnel Committee reviews and/or approves personnel policies recommended by senior management of the Bank.

     The Company has no standing nominating committee; however, the procedures for nominating directors, other than by the Board of Directors itself, are set forth in the Company's Bylaws and in the Notice of Annual Meeting of Shareholders.

     During the fiscal year ended December 31, 1999, the Board of Directors of the Bank held a total of thirteen (13) meetings. The Board of Directors of the Company did not meet during 1999, as the initial organizational acts of the Company's directors in 1999 were taken by unanimous written consent, and the holding company reorganization was not effectuated until January, 2000. Each person who served as a director of the Bank during 1999 attended at least 75% of the aggregate of (1) the total number of such meetings, and (2) the total number of meetings held by all committees of the Board on which such director served during 1999 (or during such shorter period as such person served as a director during 1999).


Item 6.  Executive Compensation

     The table on the following page sets forth certain summary compensation information with respect to the only three executive officers of the Bank as of December 31, 1999 whose total annual compensation paid, accrued or distributed for the fiscal year ended December 31, 1999, exceeded $100,000 (the "Named Executive Officers"). As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was effective in January, 2000, all compensation information in the table relates to the Bank rather than the Company.

                                 Summary Compensation Table

                                                                              Long Term
                                                                             Compensation
                                                                          ------------------
                                           Annual Compensation              Stock Options
   Name and Principal               ------------------------------------   Granted (Number        All Other
        Position             Year     Salary/1/     Bonus      Other/2/     of Shares)/3/       Compensation/4/
-------------------------  -------  ------------  ----------  ----------  ------------------  -----------------
Alan J. Lane                  1999      $168,750    $47,099/6/    -0-                 -0-             $4,247
President and                 1998       143,233     30,490/7/    -0-              32,500              3,476
Chief Executive Officer/5/    1997       121,049        -0-       -0-              12,500              1,950

James W. Andrews              1999       133,792     28,539/6/    -0-                 -0-              4,954
Executive Vice President      1998       128,333     26,603/7/    -0-              12,500              5,000
and Chief Credit Officer      1997       112,639        -0-       -0-              12,500              4,750

Ruth E. Adell                 1999        94,250     28,539/6/    -0-                 -0-              5,000
Executive Vice President      1998        85,800     23,286/7/    -0-              12,500              5,000
and Cashier                   1997        73,045        -0-       -0-               4,375              4,023

Employment Agreements

     The Bank has entered into an Employment Agreement with Alan J. Lane, President and Chief Executive Officer of the Bank, for a term of six (6) years commencing April 1, 1998 (the "Agreement"). Mr. Lane's current base salary under the Agreement is $210,000 per annum. In addition, Mr. Lane is entitled to receive payment of bonuses in accordance with such bonus programs as may be approved by the Board of Directors from time to time. The Agreement also calls for the issuance of stock options, reimbursement for business expenses, the use of a Bank-owned automobile and certain insurance benefits (see " -- Executive Compensation" above and " -- Stock Options" below). In the event of termination without cause, Mr. Lane is entitled to receive nine (9) months' severance pay. In the event of termination within two (2) years after a merger, reorganization or similar transaction in which there is a change in ownership of at least fifty-one percent (51%) except as the result of a transfer of shares in exchange for at least eighty percent (80%) control of another corporation, Mr. Lane will be entitled to receive two (2) years' severance pay if the Bank's total assets immediately prior to the transaction are $250 million or greater, and nine (9) months' severance pay if the Bank's total assets are less than $250 million.
The severance payments in the event of a merger or similar transaction apply whether termination is by Mr. Lane or by the surviving entity or acquiror in the transaction.

     The Bank has also entered into an Employment Agreement with James W. Andrews, Executive Vice President and Chief Credit Officer, for an unspecified term commencing March 24, 1997 ("Mr. Andrews' Agreement"). Mr. Andrews' current base salary under his agreement is $136,500 per annum. Mr. Andrews' Agreement also calls for payment of bonuses in accordance with such bonus programs as may be approved by the Board of Directors from time to time. Mr. Andrews'

----------------
/1/ Includes portions of these individuals' salaries which were deferred pursuant to the Bank's 401(k) Plan (the "401(k) Plan"). The 401(k) Plan permits all participants to contribute up to fifteen percent (15%) of their annual salary on a pre-tax basis (subject to a statutory maximum). The Bank's policy is to match fifty percent (50%) of employee contributions which do not exceed six percent (6%) of such employee's annual compensation.

/2/ Excludes the cost to the Bank of personal benefits which, with respect to the Named Executive Officers, did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.

/3/ As adjusted to reflect the 25% stock distribution declared by the Bank in July, 1999.

/4/ Consists entirely of the Bank's contributions to these individuals' accounts pursuant to the 401(k) Plan.

/5/ Mr. Lane was appointed President and Chief Executive Officer of the Bank on April 1, 1998. Previously, he served as Executive Vice President and Chief Financial Officer of the Bank since August 20, 1996.

/6/ Represents bonuses accrued in 1999 and paid in 2000.

/7/ Represents the full amount of bonuses accrued in 1998, small portions of which were paid in 1998, and the remainders of which were paid in 1999.

Agreement also provides for the issuance of stock options, reimbursement for business expenses, the use of a Bank-owned automobile and certain insurance benefits (see " -- Executive Compensation" above and " -- Stock Options" below). In the event of termination without cause, Mr. Andrews is entitled to receive six (6) months' severance pay. In the event of termination within two (2) years after a merger, reorganization or similar transaction in which there is a change in ownership of at least fifty-one percent (51%) except as the result of a transfer of shares in exchange for at least eighty percent (80%) control of another corporation, Mr. Andrews will also be entitled to receive six (6) months' severance pay.

     The Bank has also entered into an Employment Agreement with Ruth E. Adell, Executive Vice President and Cashier, for an unspecified term commencing April 15, 1998 ("Ms. Adell's Agreement"). Ms. Adell's current base salary under her agreement is $100,800 per annum. Ms. Adell's Agreement also calls for payment of bonuses in accordance with such bonus programs as may be approved by the Board of Directors from time to time. Ms. Adell's Agreement also provides for the issuance of stock options, reimbursement for business expenses, the use of a Bank-owned automobile and certain insurance benefits (see " -- Executive Compensation" above and " -- Stock Options" below). In the event of termination without cause, Ms. Adell is entitled to receive six (6) months' severance pay. In the event of termination within two (2) years after a merger, reorganization or similar transaction in which there is a change in ownership of at least fifty-one percent (51%) except as the result of a transfer of shares in exchange for at least eighty percent (80%) control of another corporation, Ms. Adell will also be entitled to receive six (6) months' severance pay.

Stock Options

     The Company's Stock Option Plan (the "Plan"), intended to advance the interests of the Company and the Bank by encouraging stock ownership on the part of key employees, was adopted by the shareholders of the Bank on May 16, 1995, and amended by the Bank's shareholders on August 20, 1997 to increase the number of shares subject thereto. As part of the holding company reorganization effective in January, 2000, the Company assumed the Plan from the Bank, so that the Plan now covers authorized but unissued shares of the Company's Common Stock. The Plan provides for the issuance of both "incentive" and "non-qualified" stock options to full-time salaried officers and employees, and "non-qualified" stock options to non-employee directors, of the Company and its subsidiaries. All options are granted at an exercise price of not less than 100% of the fair market value of the stock on the date of grant./1/ Each option expires not later than ten (10) years from the date the option was granted. Options are exercisable in installments as provided in individual stock option agreements; provided, however, that if an optionee fails to exercise his or her rights under the options within the year such rights arise, the optionee may accumulate them and exercise the same at any time thereafter during the term of the option. In addition, in the event of a "Terminating Event," i.e., a merger or consolidation of the Company as a result of which the Company will not be the surviving corporation, a sale of substantially all of the Company's assets, or a change in ownership of at least 25% of the Company's stock (subject to certain exceptions such as a holding company formation), all outstanding options under the Plan shall become exercisable in full (subject to certain notification requirements), and shall terminate if not exercised within a specified period of time, unless provision is made in connection with the Terminating Event for assumption of such options, or substitution of new options covering stock of a successor corporation. As of December 31, 1999, the Bank had options outstanding to purchase a total of 374,222/2/ shares of its common stock under the Plan, with an average exercise price of $9.09 per share2 with respect to all such options. As of that same date, the fair market value of the Bank's common stock was approximately $8.25 per share./2/

----------------
/1/ Exercise price per share is equivalent to market price per share on the date of grant, as determined by the Board of Directors of the Company, based upon trades in the Bank's common stock known to the Company and "bid" and "asked" prices received by brokers dealing in the Company's common stock.

/2/ As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was not effective until January, 2000, stock option information provided for 1999 relates to the Bank rather than the Company.

     No stock options were granted to or exercised by the Named Executive Officers during 1999. The following information is furnished with respect to stock options held by the Named Executive Officers at December 31, 1999:

                                                                Value of Unexercised
                          Number of Unexercised                in-the-Money Options/2/
                     Options at December 31, 1999/1/            at December 31, 1999
      Name           Exercisable       Unexercisable       Exercisable       Unexercisable
----------------     -----------       -------------       -----------       -------------

Alan J. Lane           24,800             38,200             $4,860             $3,240

James W. Andrews       20,800             22,200              4,860              3,240

Ruth E. Adell           8,725             11,750              9,684                -0-

     Information concerning stock options granted to and held by the Company's non-employee directors is included under "Compensation of Directors" immediately below.

Compensation of Directors

     Non-employee directors of the Bank receive $750 per Board meeting whether or not they attend the meeting, but a director is not paid for more than three meetings per year that he has not attended. Such directors are also paid $200 per meeting for attendance at Board committee meetings. These individuals have the option of taking such fees as immediate compensation, or of allocating any or all of such fees to a deferred payment plan. Directors currently receive no additional compensation for their services as directors of the Company. No stock options were granted to or exercised by any non-employee directors of the Bank or the Company during 1999. As of December 31, 1999, each non-employee director of the Bank and the Company (with the exception of director Cozzo) held stock options to purchase 20,1181 shares each of common stock, at an average exercise price of $8.88 per share,1 all with expiration dates in 2007. As of that same date, the fair market value of the Bank's Common Stock was $8.25 per share.1 As of December 31, 1999, all of such options were outstanding and exercisable in full. In addition, as of December 31, 1999, Arnold Stubblefield held a fully vested stock option covering an additional 17,075 shares1 of common stock at an exercise price of $5.66,1 with an expiration date in 2005.

Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------

     Some of the executive officers and directors of the Bank and the Company and the companies with which they are associated have been customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank's business since January 1, 1999, and the Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons of similar creditworthiness, and in the opinion of Management of the Bank, have not involved more than the normal risk of repayment or presented any other unfavorable features.


Item 8.  Description of Securities
----------------------------------

     The authorized capital stock of the Company consists of 2,000,000 shares of Preferred Stock, no par value, and 10,000,000 shares of Common Stock, no par value. As of April 28, 2000, there were issued and outstanding no shares of the Company's Preferred Stock and 1,976,033 shares of the Company's Common Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights,
----------------
/1/As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was not effective until January, 2000, stock option information provided for 1999 relates to the Bank rather than the Company.

/2/Represents the difference between the aggregate exercise price and the aggregate fair market value of the shares at December 31, 1999.

preferences, privileges and restrictions of each such series. No such determination has yet been made. A summary of the rights, preferences, privileges and restrictions of the Company's Common Stock is set forth below.

Common Stock

     Each share of Common Stock has the same rights, preferences, and privileges as every other share, and is entitled to one vote at any meeting of shareholders (except as described below). The Common Stock has no preemptive, conversion or redemption rights or sinking fund provisions applicable thereto. All of the shares of Common Stock outstanding are fully paid and non-assessable. After the requirements with respect to preferential dividends upon all classes and series of stock entitled thereto, if any, shall have been paid or declared and set apart for payment and after the Company shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then, and not otherwise, the holders of Common Stock shall be entitled to receive, subject to the applicable provisions of the California Corporations Code, such dividends as may be declared from time to time by the Board of Directors. Each share of Common Stock shares equally in any dividends declared on the Common Stock. (See "Part II, Item 1 -- Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters" herein.)

     All voting rights are vested in the holders of the Common Stock. Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in his name on the books of the Company on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, shares are entitled to be voted cumulatively if a candidate's name has been placed properly in nomination prior to the voting and a shareholder present at the meeting gives notice of his or her intention to vote cumulatively. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between or among two or more nominees as he or she deems appropriate. The candidates receiving the highest number of votes, up to the number of directors to be elected, will be elected under cumulative voting.

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the corporation, after distribution in full of the preferential amounts to be distributed to the holders of all classes and series of stock entitled thereto and to the holders of capital notes, if any, the holders of the Common Stock shall be entitled to receive all the remaining assets of the corporation.

     California law prohibits a California state-chartered bank from lending on the security of, or for the purpose of purchasing, its own stock and from purchasing shares of its own or a parent company's stock unless approved in advance by the Commissioner or unless such purchase in necessary to prevent loss to the bank on debts previously contracted in good faith.

     The Company utilizes U. S. Stock Transfer, Glendale, California, as its transfer agent.

                                    PART II
                                    -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Management is aware of the following securities dealers which make a market in the Company's stock: Western Financial Corporation, San Diego, California and Gorian Investment Group, Inc., San Bernardino, California (the "Securities Dealers"). The Securities Dealers have no obligation to continue to make such a market and may discontinue making a market at any time. The Company's Common Stock is not listed on any exchange; however, the Company intends to file an application for listing of its Common Stock on the Nasdaq National Market to become effective on or shortly after the effectiveness of this Registration Statement. No assurance can be given that such application will be approved, or if approved, that an active trading market will develop or be sustained for the Common Stock.

     The information in the following table indicates the high and low "bid" and "asked" quotations and approximate volume of trading for the Common Stock for each quarterly period since January 1, 1998, and is based upon information provided by the ADP Quotation Services, Historical Data Base./1/ These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, do not reflect actual transactions and do not include nominal amounts traded directly by shareholders or through other dealers and not through the Securities Dealers.

                                Sale Price of
                                  the Bank's
                               Common Stock/2/     Approximate     Approximate
                               ---------------       Trading        Number of
  Calendar Quarter Ended       High       Low       Volume/2/      Transactions
  ----------------------       -----     -----     -----------     ------------
March 31, 1998 ...........     12.80     10.30       111,875            29
June 30, 1998 ............     12.40     11.20        23,875            11
September 30, 1998 .......     12.40     10.80        17,700            13
December 31, 1998 ........     12.00     11.00        28,625            11
March 31, 1999 ...........     12.40     10.20        25,500            34
June 30, 1999 ............     11.00      9.60        97,200            27
September 30, 1999 .......     13.50     10.00        23,800            14
December 31, 1999 ........     11.00      8.00        20,400            17
March 31, 2000 ...........      9.50      8.62         6,200             6

     As of March 31, 2000, there were approximately 295 shareholders of record of the Common Stock.


Dividends

     As a bank holding company which currently has no significant assets other than its equity interest in the Bank, the Company's ability to pay dividends primarily depends upon the dividends it receives from the Bank. As with the Company, the Bank's dividend practices will depend upon the Bank's earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank's Board of Directors at that time. In addition, during any period in which the Company has deferred payment of interest otherwise due and payable on its Subordinated Debt Securities, the Company may not make any dividends or distributions with respect to its capital stock. (See "Part I, Item 2--Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" herein.)

     The Bank's ability to pay dividends to the Company is also subject to certain legal limitations. Under California law, the Bank may declare a cash dividend out of the Bank's net profits up to the lesser of the Bank's retained earnings or

----------------
/1/ Inasmuch as the Company did not acquire the outstanding shares of the Bank until January, 2000, the information contained herein for 1998 and 1999 is for the Bank's stock. As of the effective date of the holding company reorganization (January 21, 2000), each outstanding share of common stock of the Bank was converted into one outstanding share of common stock of the Company.

/2/ Figures in the table have been retroactively adjusted to give effect to the 25% stock distribution declared by the Bank in July, 1999.

the Bank's net income for the last three (3) fiscal years (less any distributions made to stockholders during such period), or, with the prior written approval of the Commissioner, in an amount not exceeding the greatest of
(i) the retained earnings of the Bank, (ii) the net income of the Bank for its last fiscal year, or (iii) the net income of the Bank for its current fiscal year. In addition, under federal law, the Bank is prohibited from paying any dividends if after making such payment the Bank would fail to meet any of its minimum capital requirements. (See "Part I, Item 1--Description of Business-- Regulation and Supervision--Capital Adequacy Requirements"). The federal regulators also have the authority to prohibit the Bank from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible.

     The Company's ability to pay dividends is also limited by state corporation law. The California General Corporation Law prohibits the Company from paying dividends on the Common Stock unless: (1) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or
(2) immediately after giving effect to the dividend the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of the current liabilities.

     The Bank's practice has been to retain earnings to provide funds for the operation and expansion of its business. Accordingly, prior to the holding company reorganization, the Bank had not paid any cash dividends on its Common Stock. Management has no current plans for the Company to pay cash dividends in the foreseeable future. However, the Board's practice is to review annually the advisability of paying cash dividends based upon the Company's earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Board of Directors at that time. In making any such assessment, the Board of Directors of the Company would have to consider among other things the capital requirements of the Bank and other factors concerning the Bank, including the dividend guidelines and maintenance of an adequate allowance for loan losses.


Item 2.  Legal Proceedings

     From time to time, the Company and the Bank are defendants in legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by counsel to the Company as to the current status of these claims or proceedings to which the Bank or the Company are parties, Management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on the financial condition of the Company.


Item 3.  Changes in and Disagreements with Accountants

     Not applicable.


Item 4.  Recent Sales of Unregistered Securities

     The Company was formed on October 4, 1999 in order to become the one bank holding company of the Bank. On October 7, 1999, solely for purposes of facilitating the holding company reorganization, 100 shares of the common stock of the Company were issued to Alan J. Lane for aggregate cash consideration of $100. There shares were not registered under the Securities Act of 1933, as amended, in reliance on the exemption set forth in Section 4(2) thereof. These shares were subsequently repurchased by the Company for $1.00 per share in accordance with the terms of the Agreement of Merger discussed below.

     On January 21, 2000, in connection with effecting a one-bank holding company reorganization, and in accordance with the terms of an Agreement of Merger dated as of January 7, 2000, by and among the Company, the Bank and BBOC Merger Corporation, each of the 1,976,033 issued and outstanding shares of Business Bank of California as of that date were exchanged, on a one-for-one basis, for 1,976,033 shares of the Company. These shares were not registered under the Securities Act of 1933, as amended, in reliance on the exemption set forth in Section 3(12) thereof.

     From the effective date of the reorganization through June 15, 2000, the Company has issued an aggregate of 4,823 shares of its common stock upon the exercise of options issued pursuant to the Company's Stock Option Plan. The average weighted exercise price of all of the shares exercised such year period was $7.90 per share. The issuance of these options was not registered under the Securities Act in reliance on the exemption set forth in Rule 701 promulgated thereunder.

     On March 23, 2000, the Company issued an aggregate of $10,000,000 in principal amount of its Fixed Rate Junior Subordinated Deferrable Interest Debentures due 2030 (the "Subordinated Debt Securities"). All of the Subordinated Debt Securities were issued to Business Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company (the "Trust"), in consideration for the receipt of the net proceeds (approximately $9.7 million) raised by the Trust from the sale of $10,000,000 in principal amount of the Trust's 10-7/8% Fixed Rate Capital Trust Pass-through Securities (the "Trust Preferred Securities"). Salomon Smith Barney, Inc. acted as the placement agent in connection with the offering of the Trust Preferred Securities for aggregate commissions of $300,000 payable by the Trust. Neither the Subordinated Debt Securities nor the Trust Preferred Securities were registered under the Securities Act in reliance on the exemption set forth in
Section 4(2) thereof.


Item 5.  Indemnification of Directors and Officers

     Section 317 of the California Corporations Code governs indemnification of the directors and officers of the Company./1/ Under this section, officers and directors may be indemnified against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with proceedings other than derivative suits, in which such persons were parties or threatened to be made parties. In order for the corporation to make indemnification, there must be a determination by (a) a majority vote of a quorum of the Board of Directors, consisting of directors who are not parties to such proceeding, (b) approval of the stockholders pursuant to Section 153 of the California Corporations Code, with the shares owned by the person to be indemnified not being entitled to vote thereon, or an order of the court in which such proceeding is or was pending that the officer or director acted in good faith in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal proceeding, such person had no reasonable cause to believe the conduct of such person was unlawful. This section further provides that indemnification may be paid in connection with derivative suits, in the same manner as described above, except that (a) with respect to derivative suits, the authority authorizing the indemnification must find that such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under the circumstances, and (b) court approval is required for indemnification of expenses or amounts incurred in respect of any claim or matter in which a director or officer has been adjudged to be liable to the corporation in the performance of such person's duty to the corporation; in settling or otherwise disposing of a threatened or pending action, with or without action which is settled or otherwise disposed of without court approval.

     The Company's Articles of Incorporation and Bylaws provide, among other things, for the indemnification of the Company's directors, officers and agents, and authorize the Board to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for the Company within the scope of his or her employment. Such provisions of the Company's Articles of Incorporation and Bylaws are subject to certain limitations imposed under state and federal law. It is the policy of the Board of Directors that the Company's executive officers and directors shall be indemnified to the maximum extent permitted under applicable law and the Company's Articles of Incorporation and Bylaws, and the Company has obtained liability insurance covering all of the Company's officers and directors.

     The Company's Articles of Incorporation also currently provide for the limitation or elimination of personal liability of the Company's directors to the Company or its stockholders for monetary damages, to the extent permitted by California law. However, under federal law, the FDIC may seek monetary damages from bank or holding company directors in cases

----------------
/1/ As used throughout this Registration Statement, the term "Company" includes, where appropriate, both the Company and its consolidated subsidiary.

involving gross negligence or any greater disregard of the duty of care, notwithstanding any provisions of state law which may permit limitations on director liability in such circumstances.

     There are no other provisions in the Articles of Incorporation of the Company or in any contract or arrangement between the Company and any director or officer regarding insurance or indemnification against any liability that such director or officer may incur in his capacity as such.

                       PART F/S  (FINANCIAL STATEMENTS)
                       --------------------------------
                                                                         Page
                                                                         ----
Independent Auditors' Report.......................................       F-1

Balance Sheets
 December 31, 1999 and 1998........................................       F-2

Statements of Income
 Years Ended December 31, 1999 and 1998............................       F-3

Statement of Changes in Stockholders' Equity
  Years Ended December 31, 1999 and 1998...........................       F-4

Statements of Cash Flows
 Years Ended December 31, 1999 and 1998............................       F-5

Notes to Financial Statements......................................       F-7

Balance Sheet at March 31, 2000 and December 31, 1999 (Unaudited)..      F-30

Statements of Income (Unaudited)
 Three Months Ended March 31, 2000 and March 31, 1999..............      F-31

Statement of Changes in Stockholders' Equity
 and Comprehensive Income (Unaudited)
 Three Months Ended March 31, 2000.................................      F-32

Statements of Cash Flows (Unaudited)
 Three Months Ended March 31, 2000 and March 31, 1999..............      F-33

                          Independent Auditors' Report



Board of Directors and Stockholders
Business Bank of California
San Bernardino, California

We have audited the accompanying balance sheets of Business Bank of California as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Business Bank of California as of December 31, 1999 and 1998, and the results of its operations, changes in its stockholders' equity, and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


Vavrinek, Trine, Day & Company
Rancho Cucamonga, California
March 3, 2000

                          BUSINESS BANK OF CALIFORNIA
                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                         Assets
                                                                                           1999                        1998
                                                                                ----------------------      ----------------------
Cash and due from banks                                                         $           13,971,280      $           16,388,860
Federal funds sold                                                                               -                      23,500,000
                                                                                ----------------------      ----------------------
             Cash and Cash Equivalents                                                      13,971,280                  39,888,860
Investment securities (Notes #1C and #2)
      Available-for-sale                                                                    82,294,167                  21,997,145
      Held-to-maturity, fair value of $1,002,500 in 1999,
        and $5,759,699 in 1998                                                               1,012,076                   5,542,357
Federal Home Loan Bank stock, at cost                                                        1,200,000                           -
Loans held for sale (Notes #1E and #3)                                                       1,689,783                   2,030,555
Loans, net of unearned income (Notes #1D and #3)                                           114,693,359                 103,873,754
             Less allowance for loan losses (Notes #1F and #4)                              (1,241,733)                 (1,439,308)
                                                                                ----------------------      ----------------------
             Net Loans                                                                     115,141,409                 104,465,001
Bank premises and equipment (Notes #1G and #6)                                               3,885,119                   3,990,837
Accrued interest receivable                                                                  1,440,602                     813,071
Deferred tax asset (Note #8)                                                                   703,000                     377,000
Other real estate owned, net (Notes #1L and #17)                                             1,036,227                   1,068,987
Other assets (Note # 7)                                                                      4,409,585                   4,311,420
                                                                                ----------------------      ----------------------
             Total Assets                                                       $          225,093,465      $          182,454,678
                                                                                ======================      ======================

                           Liabilities and Stockholders' Equity
Liabilities
      Deposits
        Demand deposits                                                                     74,533,528                  67,614,024
        NOW deposits                                                                        27,284,559                  23,128,762
        Money market and savings deposits                                                   49,840,556                  40,211,625
        Time deposits $100,000 and over                                                     15,274,884                  11,723,009
        Other time deposits                                                                 19,874,439                  21,165,225
                                                                                ----------------------      ----------------------
                                                                                           186,807,966                 163,842,645
      Accrued interest and other liabilities                                                 1,404,086                   1,519,107
      Borrowed funds (Note #9)                                                              18,200,000                       -
                                                                                ----------------------      ----------------------
                                                                                           206,412,052                 165,361,752
                                                                                ----------------------      ----------------------

Commitments and Contingencies

Stockholders' Equity
      Serial preferred stock - no par value, 2,000,000 shares authorized but unissued
      Common stock - no par value, authorized 10,000,000 shares, issued and outstanding, 1,975,961 and 1,559,175 shares
        in 1999 and 1998, respectively                                                       6,256,854                   5,726,269
      Retained earnings                                                                     13,302,558                  11,363,655
      Accumulated other comprehensive income                                                  (877,999)                      3,002
                                                                                ----------------------      ----------------------
             Total Stockholders' Equity                                                     18,681,413                  17,092,926
                                                                                ----------------------      ----------------------
             Total Liabilities and Stockholders' Equity                         $          225,093,465      $          182,454,678
                                                                                ======================      ======================


The accompanying notes are an integral part of these financial statements.

                          BUSINESS BANK OF CALIFORNIA
                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                       1999                         1998
                                                                            -----------------------       ---------------------
Interest Income
      Interest and fees on loans                                            $            11,226,876       $          10,798,298
      Interest on investment securities
          Taxable                                                                         2,424,171                     768,892
          Exempt from Federal taxes                                                         501,619                     332,783
      Interest on Federal funds sold                                                        617,758                   1,433,152
                                                                            -----------------------       ---------------------
                Total Interest Income                                                    14,770,424                  13,333,125
                                                                            -----------------------       ---------------------
Interest Expense
      Interest on deposits
          NOW and Money Market accounts                                                   1,305,793                   1,098,157
          Savings                                                                           528,636                     508,693
          Time deposits over $100,000                                                       604,028                     527,637
          Other time deposits                                                               925,486                   1,043,797
          Other borrowings                                                                  212,790                       -
                                                                            -----------------------       ---------------------
                Total Interest Expense                                                    3,576,733                   3,178,284
                                                                            -----------------------       ---------------------
                Net Interest Income                                                      11,193,691                  10,154,841
Provision for Loan Losses                                                                   180,000                     150,000
                                                                            -----------------------       ---------------------
                Net Interest Income After Provision
                  for Loan Losses                                                        11,013,691                  10,004,841
                                                                            -----------------------       ---------------------
Other Income
      Service fees                                                                        2,261,995                   2,295,814
      Gain on sale of SBA loans                                                             154,246                     330,855
      Gain on sale of other real estate owned                                                38,168                     136,465
      (Loss) gain on sale of investments                                                    (98,041)                      6,822
                                                                            -----------------------       ---------------------
                Total Other Income                                                        2,356,368                   2,769,956
                                                                            -----------------------       ---------------------
Other Expenses
      Salaries and employee benefits                                                      5,290,708                   4,851,793
      Occupancy, net                                                                        746,684                     706,058
      Furniture and equipment                                                               775,536                     778,763
      Other operating expenses (Note #13)                                                 3,775,799                   3,326,745
                                                                            -----------------------       ---------------------
                Total Other Expenses                                                     10,588,727                   9,663,359
                                                                            -----------------------       ---------------------
Income Before Income Taxes                                                                2,781,332                   3,111,438
                                                                            -----------------------       ---------------------
Income Taxes (Note #8)
      Current                                                                             1,019,999                   1,256,850
      Deferred                                                                             (178,972)                     (2,340)
                                                                            -----------------------       ---------------------
                                                                                            841,027                   1,254,510
                                                                            -----------------------       ---------------------

Net Income                                                                  $             1,940,305       $           1,856,928
                                                                            =======================       =====================

Earnings Per Share (Note #15)
       Basic                                                                $                  0.99       $                0.97
                                                                            =======================       =====================

       Diluted                                                              $                  0.97       $                0.93
                                                                            =======================       =====================


The accompanying notes are an integal part of these financial statements.

                          BUSINESS BANK OF CALIFORNIA

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                                         Accumulated
                                              Number of                                                     Other         Total
                                               Shares        Common      Comprehensive     Retained     Comprehensive  Stockholders'
                                             Outstanding      Stock         Income         Earnings         Income        Equity
                                             -----------     ------      -------------    -----------   ------------   ------------
Balance, January 1, 1998                       1,459,657     $5,125,883                   $ 9,506,727   $     64,404   $ 14,697,014
      Stock options exercised                     93,497        516,538                                                     516,538
      Stock issued to 401-K Plan                   6,021         83,848                                                      83,848
      Comprehensive income:
           Net income for the period                                        $1,856,928      1,856,928                     1,856,928
           Unrealized security holding losses
             (net of $41,598 tax)                                              (57,445)                      (57,445)       (57,445)
           Reclassification adjustment for
             realized gains (net of $2,865 tax)                                 (3,957)                       (3,957)        (3,957)
                                                                            ----------
           Total comprehensive income                                       $1,795,526
                                               ---------     ----------     ==========    -----------     ----------    -----------

Balance, December 31, 1998                     1,559,175      5,726,269                    11,363,655          3,002     17,092,926

      Stock options exercised                     13,264         77,550                                                      77,550
      Stock issued to 401-K Plan                  11,650        142,945                                                     142,945
      Five-for-four stock split (Note #11)       391,872
      Cash in lieu of fractional shares                                                        (1,402)                       (1,402)
      Tax effect of Directors' options exercised                310,090                                                     310,090
      Comprehensive Income
           Net income for the period                                        $1,940,305      1,940,305                     1,940,305
           Unrealized security holding losses
             (net of $539,908 tax)                                            (943,355)                     (943,355)      (943,355)
           Reclassification adjustment for
             realized losses(net of $35,687
             tax benefit)                                                       62,354                        62,354         62,354
                                                                            ----------
           Total comprehensive income                                       $1,059,304
                                               ---------     ----------     ==========    -----------    -----------    -----------

Balance, December 31, 1999                     1,975,961     $6,256,854                   $13,302,558    $  (877,999)   $18,681,413
                                               =========     ==========                   ===========    ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                          BUSINESS BANK OF CALIFORNIA

                           STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                1999                     1998
                                                                            ------------             ------------
Cash Flows From Operating Activities
   Net Income                                                               $  1,940,305             $  1,856,928
   Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities
      Depreciation and amortization of premises and equipment                    625,220                  561,257
      Amortization of intangibles                                                286,942                  295,716
      Provision for loan losses                                                  180,000                  150,000
      Provision for losses on other real estate owned                             24,415                  112,768
      Net loss/(gain) on sale of assets                                           78,137                 (474,142)
      (Increase)/decrease in accrued interest receivable                        (627,531)                  49,375
      (Increase)/decrease in deferred assets                                    (400,273)                  72,273
      Net amoritization/accretion of premiums/discounts
       on investment securities                                                  696,379                   22,334
      FHLB stock dividend                                                         (6,000)                   -
      Net change in other assets and liabilities                                (808,882)                 730,953
                                                                            ------------             ------------
              Net Cash Provided By Operating Activities                        1,988,712                3,377,462
                                                                            ------------             -------------

Cash Flows From Investing Activities
   Proceeds from maturities of available-for-sale securities                   3,301,800               10,257,417
   Proceeds from maturities of held-to-maturity securities                     1,055,000                8,925,067
   Purchase of investment securities available-for-sale                      (75,146,074)             (33,018,186)
   Purchase of investment securities held-to-maturity                         (1,513,906)              (5,514,108)
   Proceeds from sales of securities                                           6,994,039                3,350,000
   Principal reduction of mortgage-backed securities                           6,134,290                   61,257
   Net increase in loans to customers                                        (10,492,556)              (5,667,939)
   Recoveries of loans previously written off                                    184,906                  150,518
   Capital expenditures                                                         (521,905)                (561,612)
   Proceeds from sale of equipment                                                15,044                  146,155
   Proceeds from sale of other real estate owned                                 388,566                  726,615
                                                                            ------------             ------------
            Net Cash Used In Investing Activities                            (69,600,796)             (21,144,816)
                                                                            ------------             ------------

  The accompanying notes are an integral part of these financial statements.

                          BUSINESS BANK OF CALIFORNIA

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                1999                      1998
                                                                            ------------              ------------
Cash Flows From Financing Activities
   Net increase in demand deposits, NOW accounts,
    savings accounts, and money market deposits                               20,704,232                23,024,696
   Net increase in certificates of deposit                                     2,261,089                 4,132,578
   Net increase in FHLB borrowing                                             18,200,000                    -
   Stock options exercised, net of tax effect                                    530,585                   516,538
   Cash paid in lieu of fractional shares                                         (1,402)                   -
                                                                            ------------              ------------
             Net Cash Provided By Financing Activities                        41,694,504                27,673,812
                                                                            ------------              ------------

Net (Decrease)/Increase in Cash and Cash Equivalents                         (25,917,580)                9,906,458
Cash and Cash Equivalents, Beginning of Year                                  39,888,860                29,982,402
                                                                            ------------              ------------
Cash and Cash Equivalents, End of Year                                      $ 13,971,280              $ 39,888,860
                                                                            ============              ============

Supplemental Disclosure of Cash Flows Information
   Cash paid for interest                                                   $  3,598,157              $  2,744,913
                                                                            ============              ============
   Cash paid for taxes                                                      $    769,986              $  1,289,245
                                                                            ============              ============

Non-Cash Investing Activities
   Net change in accumulated other comprehesive income                      $    881,001              $     61,402
                                                                            ============              ============
   Transfer from loans to OREO                                              $    548,758              $    268,601
                                                                            ============              ============
   Origination of loans to facilitate OREO                                  $    175,800              $    752,440
                                                                            ============              ============
   Transfer from investments held-to-maturity to
    available-for-sale                                                      $  1,065,000              $     -
                                                                            ============              ============

  The accompanying notes are an integral part of these financial statements.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #1 - Summary of Significant Accounting Policies

The accounting and reporting policies of Business Bank of California (the "Bank") conform to generally accepted accounting principles and to general practice within the banking industry. A summary of the significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows:

A.  Nature of Operations
    --------------------

    The Bank has been organized as a single operating segment and operates branches in the Inland Empire region of Southern California. The Bank's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

B.  Use of Estimates
    ----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

    While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #1 - Summary of Significant Accounting Policies, Continued

C.  Investment Securities and Mortgage-Backed Securities
    ----------------------------------------------------

    In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which addresses the accounting for investments in equity securities that have readily determinable fair values and for investments in all debt securities, securities are classified in three categories and accounted for as follows: debt, equity, and mortgage-backed securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and are measured at amortized cost; debt, equity and mortgage backed securities bought and held principally for the purpose of selling in the near term are classified as trading securities and are measured at fair value, with unrealized gains and losses included in earnings; debt, equity and mortgage-backed securities not classified as either held-to-maturity or trading securities are deemed as available-for-sale and are measured at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. Gains or losses on sales of investment securities and mortgage-backed securities are determined on the specific identification method. Premiums and discounts are amortized or accreted using the interest method over the expected lives of the related securities.

D.  Loans and Interest on Loans
    ---------------------------

    Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts. The Bank recognizes loan origination fees as income over the term of the loan.

    The Bank adopted SFAS No. 114, (as amended by SFAS No. 118), "Accounting by Creditors for Impairment of a Loan." The statement generally requires those loans identified as "impaired" to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will not be able to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

    Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

E.  Loans Held-for-Sale
    -------------------
    Loans held for sale are carried at the lower of aggregate cost or market, which is determined by the specific value in the commitments. Net unrealized losses, if any, are required through a valuation allowance by charges to income.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #1 - Summary of Significant Accounting Policies, Continued

F.  Provision and Allowance for Loan Losses
    ---------------------------------------

    The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

G.  Bank Premises and Equipment
    ---------------------------

    Bank premises and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets, which range from three to thirty years. Depreciation expense was $625,220 and $561,257 for the years ended December 31, 1999 and 1998, respectively.

H.  Goodwill and Core Deposit Intangible Purchased
    ----------------------------------------------

    Goodwill represents the excess of the assets purchased, during 1994 and 1997, over the fair value of their net assets at dates of acquisition and is being amortized on the straight-line method over five years and ten years, respectively. Amortization expense charged to operations for 1999 and 1998 was $156,783 and $165,557, respectively.

    Core deposit intangibles purchased during 1994 and 1997 are amortized on a straight-line method over fifteen years and ten years, respectively. Amortization expense charged to operations for 1999 and 1998 was $130,159 and $130,159, respectively. Goodwill and core deposit intangibles are included in other assets on the balance sheet.

I.  Cash and Cash Equivalents
    -------------------------

    For the purpose of the statements of cash flows, cash and cash equivalents includes cash and due from banks, cash items in transit, and federal funds sold balances as of the year-end.

    The Bank maintains amounts due from banks that may periodically exceed federally insured limits. The Bank has not experienced any losses in these accounts.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #1 - Summary of Significant Accounting Policies, Continued

J.  Loan Sales and Servicing
    ------------------------

    Gains and losses from the sale of participating interests in loans guaranteed by the Small Business Administration (SBA) are recognized based on the premium received or discount paid and the cost basis of the portion of the loan sold. The cost basis of the portion of the loan sold was arrived at by allocating the total cost of each loan between the guaranteed portion of the loan sold and the unguaranteed portion of the loan retained, based on their relative fair values. The book value allocated to the unguaranteed portion of the loan, if less than the principal amount, is recorded as a discount on the principal amount retained. The discount is accreted to income over the remaining estimated life of the loan. The Bank retains the servicing on the portion of the loans sold and recognizes income on the servicing fees that are received.

K.  Income Taxes
    ------------

    Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

L.  Other Real Estate Owned
    -----------------------

    Other real estate owned, which represents real estate acquired by foreclosure, is recorded at the lesser of the outstanding loan balance or the fair value less selling costs of the property at the time of foreclosure. Any valuation adjustments required at the time of foreclosure are charged to the allowance for loan losses. Any subsequent valuation adjustments, operating expenses or income, and gains and losses on disposition of such properties are recognized in current operations.

M.  Earning Per Shares (EPS)
    ------------------------

    Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #1 - Summary of Significant Accounting Policies, Continued

N.  Stock-Based Compensation
    ------------------------

    SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The pro forma effects of adoption are disclosed in Note #12.

O.  Current Accounting Pronouncements
    ---------------------------------

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard was originally effective for 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This Statement establishes the effective date of SFAS No. 133 for 2001 and is not expected to have a material impact on the Bank's financial statements.

P.  Reclassifications
    -----------------

    Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.


Note #2 - Investment Securities

At December 31, 1999 and 1998, the investment securities portfolio was comprised of securities classified as available-for-sale and held-to-maturity, in conjunction with the adoption of SFAS No. 115, resulting in investment securities available-for-sale being carried at fair value and investment securities held-to-maturity being carried at cost, adjusted for amortization of premiums and accretions of discounts.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #2 - Investment Securities, Continued

Available-for-Sale Securities
-----------------------------

The amortized cost and estimated fair value of available-for-sale securities at December 31, 1999 and 1998, were as follows:


                                                                           December 31, 1999
                                              --------------------------------------------------------------------------------
                                                                       Gross                Gross
                                               Amortized             Unrealized           Unrealized
                                                  Cost                  Gains               Losses                Fair Value
                                              -----------            ----------           -----------             ------------
Municipal agencies                            $12,647,483             $ 14,744            $  (699,438)             $11,962,789
Mortgage backed securities                     69,017,559               93,557               (779,738)              68,331,378
Corporate bonds                                 2,043,988                -                    (43,988)               2,000,000
                                              -----------            ---------            -----------             ------------
                      Total                   $83,709,030             $108,301            $(1,523,164)             $82,294,167
                                              ===========            =========            ===========             ============

                                                                         December 31, 1998
                                              --------------------------------------------------------------------------------
                                                                       Gross                Gross
                                               Amortized             Unrealized           Unrealized
                                                  Cost                  Gains               Losses                 Fair Value
                                              -----------            ----------          ------------             ------------
Securities of other U.S.
   government agencies                        $ 3,509,110             $  6,515           $      -                  $ 3,515,625
Municipal agencies                              2,330,551                3,053                (14,153)               2,319,451
Mortgage backed securities                     15,850,858               67,299                (60,588)              15,857,569
Equity securities                                 301,800                2,700                  -                      304,500
                                              -----------            ---------            -----------             ------------
                      Total                   $21,992,319             $ 79,567            $   (74,741)             $21,997,145
                                              ===========            =========            ===========              ===========

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #2 - Investment Securities, Continued

Held-to-Maturity Securities
---------------------------

The amortized cost and estimated fair value of held-to-maturity securities at December 31, 1999 and 1998, were as follows:

                                                                               December 31, 1999
                                            ---------------------------------------------------------------      -------------------
                                                                           Gross                  Gross
                                                  Amortized              Unrealized            Unrealized
                                                     Cost                  Gains                 Losses                Fair Value
                                            -------------------     -----------------     -----------------      -------------------
U.S. Treasury notes                         $         1,012,076     $       -             $          (9,576)     $         1,002,500
                                            ===================     =================     =================      ===================


                                                                               December 31, 1998
                                            ---------------------------------------------------------------      -------------------
                                                                           Gross                 Gross
                                                  Amortized              Unrealized            Unrealized
                                                     Cost                  Gains                 Losses                Fair Value
                                            -------------------     -----------------     -----------------      -------------------
U.S. Treasury notes                         $           501,461     $           2,602     $        -             $           504,063
Municipal agencies                                    5,040,896               214,740              -                       5,255,636
                                            -------------------     -----------------     -----------------      -------------------
                      Total                 $         5,542,357     $         217,342     $        -             $         5,759,699
                                            ===================     =================     =================      ===================

The amortized cost and fair values of investment securities available-for-sale and held-to-maturity at December 31, 1999, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                            December 31, 1999
                                             ---------------------------------------------------------------------------------------
                                                          Securities                                      Securities
                                                       Held-to-Maturity                               Available-for-Sale
                                             ---------------------------------------    --------------------------------------------
                                                Amortized                                      Amortized
                                                   Cost                Fair Value                 Cost                 Fair Value
                                             ------------------    ------------------      ------------------    -------------------
Amounts maturing in
      One year or less                       $        -             $         -            $          530,000    $           535,814
      After one year through five years             1,012,076              1,002,500                2,745,495              2,712,803
      After five years through ten years              -                       -                    13,500,395             13,287,080
      After ten years                                 -                       -                    66,933,140             65,758,470
                                             ----------------       ----------------        -----------------    -------------------
                                             $      1,012,076       $      1,002,500        $      83,709,030    $        82,294,167
                                             ================       ================        =================    ===================

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #2 - Investment Securities, Continued

Proceeds from sales and maturities of investment securities available-for-sale during 1999 and 1998, were $4,904,367 and $3,350,000, respectively. In 1999, gross gains and gross losses on those sales were $2,200 and $88,659, respectively. In 1998, gross gains on those sales were $6,822; there were no gross losses. Proceeds from principal reductions of mortgage-backed securities in 1999 and 1998, were $6,134,290 and $61,257, respectively.

Proceeds from sales of held-to-maturity investment securities during 1999 and 1998, were $5,391,472 and $0, respectively. Amortized costs for the held-to-maturity investment securities sold during 1999 were $3,838,257. In 1999, gross gains and gross losses on those sales were $46,751 and $58,333, respectively. Amortized cost for held-to-maturity investment securities transferred to available-for-sale investment securities during 1999 were $1,066,043, resulting in an unrealized gain of $1,043. There were no transfers in 1998. Proceeds from maturities of investment securities held-to-maturity during 1999 and 1998, were $1,055,000 and $8,925,067, respectively. There were no gains or losses recognized.

During 1999, the Bank sold the majority of the held-to-maturity investment securities, with the remaining investments transferred to the available for sale portfolio to comply with SFAS 115. The sale and subsequent transfer was effected by a change of the investment policy of the Bank's management.

Included in shareholders equity at December 31, 1999, and 1998, is $877,999 of net unrealized losses (net of $536,865 estimated tax expense), and $3,002 of net unrealized gains (net of $2,174 estimated tax benefit) in investment securities available-for-sale.

Securities having a carrying value of $81,701,686 and $7,371,447 and a market value of $81,236,888 and $7,575,088 at December 31, 1999 and 1998, respectively, were pledged to secure treasury, tax and loan items and public monies, as required by law, and for other purposes.

Note #3 - Loans

The composition of the loan portfolio at December 31, 1999 and 1998, was as follows:

                                                                                 1999                       1998
                                                                         ---------------------      ---------------------
Real estate                                                              $          77,477,402      $          68,780,116
Commercial                                                                          29,249,502                 28,779,850
Installment                                                                          7,514,696                  5,901,765
All other (including overdrafts)                                                     1,246,097                  1,086,583
                                                                         ---------------------      ---------------------
                                                                                   115,487,697                104,548,314
Less:  Unearned income                                                                (794,338)                  (674,560)
                                                                         ---------------------      ---------------------
             Loans, Net of Unearned Income                               $         114,693,359      $         103,873,754
                                                                         =====================      =====================

Loans held-for-sale                                                      $           1,689,783      $           2,030,555
                                                                         =====================      =====================

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #3 - Loans, Continued

At December 31, 1999 and 1998, the Bank had loans amounting to approximately $477,000 and $809,000, respectively, that were specifically classified as impaired. The allowance for loan losses related to impaired loans amounted to approximately $141,000 and $116,000 at December 31, 1999 and 1998, respectively. Average recorded investment in impaired loans amounted to approximately $842,000 and $674,000 during 1999 and 1998, respectively. The following is a summary of cash receipts on these loans and how they were applied in 1999 and 1998:

                                                                                      1999                1998
                                                                                ---------------      ---------------
Cash receipts applied to reduce principal balance                               $       147,953      $        30,226
Cash receipts recognized as interest income                                               1,717               24,861
                                                                                ---------------      ---------------
              Total Cash Receipts                                               $       149,670      $        55,087
                                                                                ===============      ===============

At December 31, 1999 and 1998, the Bank had approximately $7,000 and $0, respectively in loans past due 90 days or more in interest or principal and still accruing interest.

Note #4 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

1999Financial Printing GroupFinancial Printing Group                                  1999                1998
                                                                                ---------------      ---------------
Balance, Beginning of Year                                                      $     1,439,308      $     1,773,389
Provision charged to expense                                                            180,000              150,000
Loans charged-off                                                                      (562,481)            (634,599)
Recoveries                                                                              184,906              150,518
                                                                                ---------------      ---------------
Balance, End of Year                                                            $     1,241,733      $     1,439,308
                                                                                ===============      ===============

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #5 - Transactions with Related Parties

In the ordinary course of business, the Bank has granted loans to, and accepted deposits from, certain directors, officers, principal shareholders and the companies with which they are associated. All such loans and deposits were made under terms which are consistent with the Bank's normal lending and deposit policies.

An analysis of the activity with respect to aggregate loans to related parties during 1999 and 1998 is as follows:

                                                                                   1999                   1998
                                                                             -----------------      -----------------
Outstanding Balance, beginning of year                                       $       1,119,866      $       1,316,932
Credit granted, including renewals                                                   2,695,226                946,261
Repayments                                                                            (974,883)            (1,143,327)
                                                                             -----------------      -----------------
Outstanding Balance, end of year                                             $       2,840,209      $       1,119,866
                                                                             =================      =================

Undisbursed loan amounts to related parties amounted $1,667,297 and $1,202,387 at December 31, 1999 and 1998, respectively.

At December 31, 1999, the Bank held deposits from related parties of $5,757,537.


Note #6 - Bank Premises and Equipment

Major classifications of bank premises and equipment are summarized as follows:

                                                                                   1999                   1998
                                                                             -----------------      -----------------
Buildings and improvements                                                   $       2,831,799      $       2,793,306
Furniture, equipment, and software                                                   3,681,696              3,558,561
                                                                             -----------------      -----------------
                                                                                     6,513,495              6,351,867
Less:  accumulated depreciation and amortization                                    (3,470,710)            (3,163,364)
                                                                             -----------------      -----------------
                                                                                     3,042,785              3,188,503
Land                                                                                   842,334                802,334
                                                                             -----------------      -----------------
                                                                             $       3,885,119      $       3,990,837
                                                                             =================      =================

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #7 - Other Assets

The following is a composition of other assets for the years ended December 31:

                                                                                      1999                  1998
                                                                                -----------------      -----------------
Cash surrender value of life insurance                                          $         799,673      $         762,333
Core deposit intangibles                                                                1,097,356              1,227,515
Investment in unconsolidated affiliate                                                    157,229                473,407
Goodwill                                                                                1,138,215              1,294,998
Prepaid expenses                                                                          610,081                260,495
Other                                                                                     607,031                292,672
                                                                                -----------------      -----------------
                                                                                $       4,409,585      $       4,311,420
                                                                                =================      =================

On November 27, 1998, the Bank acquired a forty-nine percent equity investment in Financial Data Solutions, Inc., an affiliate which provides a variety of data processing services to the financial services industry. This investment, which is accounted for using the equity method, amounted to $157,229 at December 31, 1999. The condensed results of operations and financial position of Financial Data Solutions, Inc. at December 31, 1999, are summarized as follows:

Condensed Results of Operations
      Revenues                                                                                         $         381,200
      Expenses                                                                                                (1,035,143)
                                                                                                       -----------------
      Net loss                                                                                         $        (653,943)
                                                                                                       =================

Condensed Financial Position
      Total assets                                                                                     $       1,116,918
      Total liabilities                                                                                $         796,043

Note #8 - Income Taxes

The provision for income taxes is comprised of the following current and deferred amounts:

                                                                                      1999                   1998
                                                                                -----------------      -----------------
Federal Income Tax
      Current                                                                   $         714,270      $         925,800
      Deferred                                                                           (174,739)               (22,922)
                                                                                -----------------      -----------------
                                                                                          539,531                902,878
                                                                                -----------------      -----------------
State Franchise Tax
      Current                                                                             305,729                331,050
      Deferred                                                                             (4,233)                20,582
                                                                                -----------------      -----------------
                                                                                          301,496                351,632
                                                                                -----------------      -----------------
              Total                                                             $         841,027      $       1,254,510
                                                                                =================      =================

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #8 - Income Taxes, Continued

Deferred tax expense/(credits) result from timing differences in the recognition of revenues and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:

                                                                       1999                                      1998
                                                       -------------------------------------      ---------------------------------
                                                           Federal                State               Federal               State
                                                       ----------------      ---------------      ---------------      ------------
Tax effect of
      Revenue and expenses recognized on a
       different basis for book than for tax
       purposes                                        $       (233,375)     $       (23,490)     $       (75,995)     $      3,661
      Depreciation and amortization computed
       differently on tax returns than for
       financial statements                                      (8,540)              (2,160)             (43,179)          (13,766)
      Provision for loan loss deduction in tax
       return less than amount charged for
       financial statement purposes                              67,176               21,417               96,252            30,687
                                                       ----------------      ---------------      ---------------      -------------
                  Total                                $       (174,739)     $        (4,233)     $       (22,922)     $     20,582
                                                       ================      ===============      ===============      ============


As a result of the following items, the total tax expense for 1999 and 1998, was different than the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes and extraordinary item:

                                                                    1999                                       1998
                                                   --------------------------------------        -----------------------------------
                                                                             Percent of                                 Percent of
                                                                               Pretax                                     Pretax
                                                        Amount                 Income                   Amount            Income
                                                   -----------------      ---------------        -----------------   ---------------
Federal rate                                       $         945,653            34.0 %           $       1,057,889         34.0 %
Changes due to State Franchise tax,
 net of Federal tax benefit                                  198,987             7.1                       232,077          7.5
      Exempt interest                                       (172,380)           (6.2)                      (60,796)        (2.0)
      Other                                                 (131,233)           (4.7)                       25,340          0.8
                                                   -----------------      ---------------        -----------------      ------------
                                                   $         841,027            30.2 %           $       1,254,510         40.3 %
                                                   =================      ===============        =================      ============

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #8 - Income Taxes, Continued

Net deferred tax assets are determined from the following cumulative timing differences between book and tax return recognition as of December 31, 1999 and 1998:

                                                                                          1999                  1998
                                                                                  ------------------      ----------------
Deferred Tax Assets
   Allowance for loan losses                                                      $           84,000      $        171,000
   Other real estate                                                                          83,000               130,000
   Deferred income                                                                           327,000               278,000
   Other                                                                                      45,000               289,000
   Valuation allowance for investment securities                                             536,000                41,000
                                                                                  ------------------      ----------------
                                                                                           1,075,000               909,000
             Less:  Valuation reserve                                                       (350,000)             (450,000)
                                                                                  ------------------      ----------------
                                                                                             725,000               459,000
Deferred Tax Liabilities
   Fixed assets                                                                              (22,000)              (82,000)
                                                                                  ------------------      ----------------
             Net Deferred Tax Assets                                              $          703,000      $        377,000
                                                                                  ==================      ================

The valuation allowance is an amount which, in management's judgment, is less than likely of subsequent realization. The balance decreased during 1999 by $100,000 due to recognition of such tax benefits as a result of continued earnings reported by the Bank.


Note #9 - Federal Home Loan Bank (FHLB) Advances and Other Borrowings

Pursuant to collateral agreements with the FHLB, advances are secured by all capital stock in the FHLB and certain mortgage-backed securities. FHLB advances of $18,200,000 at December 31, 1999 mature in 2000 and bear interest at a weighted-average rate of 6.1 percent.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #10 - Commitments and Contingencies

The Bank leases from nonaffiliates the land on which a branch building is located through September 30, 2002, with options to extend the lease to 2022. The lease rate is subject to adjustment proportional to changes in the consumer price index. However, the monthly rate shall not fall below $2,200. The Bank has also entered into leases for two additional branch buildings. The future minimum annual rental payments (excluding property taxes and insurance) under these leases are as follows at December 31, 1999:


  Year Ending
  December 31,                        Amount
-----------------                 --------------
      2000                        $      222,948
      2001                               210,474
      2002                               192,671
      2003                               201,010
      2004                               189,904
   Thereafter                            831,113
                                  --------------
      Total                       $    1,848,120
                                  ==============

The above information is given for the existing lease commitments and is not a forecast of future rental expense. The total rental expenditure by the Bank was $198,596 and $185,162 for 1999 and 1998, respectively.

The Bank is involved in various litigation. In the opinion of Management and the Bank's legal counsel, the disposition of the litigation pending will not have a material effect on the Bank's financial statements.

In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 1999, the Bank had commitments to extend credit of approximately $45,592,000 including standby letters of credit of approximately $1,521,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #10 - Commitments and Contingencies, Continued

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.


Note #11 - Stock Split

On July 21, 1999, the Board of Directors approved a five-for-four stock split of its common stock. For purposes of calculating earnings per share, the stock split has been applied retroactively.


Note #12 - Stock Option Plan

The Bank's incentive stock option and nonqualified plan ratified by the stockholders in 1994 and amended in 1997 provides for issuance of up to 612,956 shares (after giving retroactive effect for a five-for-four stock split in 1999 and a 20% stock dividend in 1996) of the Bank's unissued common stock to be granted to certain officers, key employees and directors at prices not less than the fair market value of such shares at the dates of grant, with an option's maximum term as ten years.

The Bank applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation costs for the plan been determined based on the fair value at the grant dates consistent with the method of SFAS 123, net income for 1998 would have been reduced by $77,826, net of taxes, resulting in earnings per share of $.95 and dilutive earnings per share of $.93. In 1998, net income would have been reduced by $34,797, net of taxes, resulting in earnings per share of $.95 and dilutive earnings per share of $.91.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #12 - Stock Option Plan, Continued

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1999 and 1998, respectively; risk-free rates of 6.58% and 4.63%, dividend yield of zero percent for all years, volatility of 35% and 35%, and expected life of seven years for all years.

A summary of the status of the Bank's fixed stock option plan as of December 31, 1999 and 1998, and changes during the years ending on those dates is presented below:

                                                      1999                                         1998
                                    -----------------------------------------    ---------------------------------------
                                           Number of  Shares                           Number of Shares
                                    -----------------------------    Weighted    ----------------------------   Weighted
                                      Available                      Average        Available                    Average
                                         For                         Exercise          For                      Exercise
                                      Granting       Outstanding      Price         Granting      Outstanding     Price
                                    ------------     -----------     ---------      ---------     -----------   --------
Outstanding, beginning of year         247,070         365,886         $8.55         277,949        451,878      $ 7.01
Granted                                (26,875)         26,875         $8.64         (89,375)        89,375      $11.06
Exercised                                 -            (13,664)        $5.68            -          (116,871)     $ 8.80
Cancelled                                4,875          (4,875)        $8.73          58,496        (58,496)     $ 6.59
                                       -------        --------                       -------      ---------
Outstanding, end of year               225,070         374,222         $8.77         247,070        365,886      $ 8.55
                                       =======        ========                       =======      =========

Options exercisable at year-end                        210,839                                      218,786
Weighted-average fair value of
 options granted during the year                      $   3.12                                    $    2.98



                                           Options Outstanding                              Options Exercisable
                        --------------------------------------------------------      ------------------------------
                                                                      Weighted
       Range of              Number             Average               Average              Number
       Exercise           Outstanding           Life In               Exercise          Outstanding         Average
        Price               12/31/99             Years                 Price              12/31/99           Price
    --------------      --------------       -------------         -------------      --------------      ----------
     $ 5.56-5.67             24,271               4.62                 $ 5.63              24,271           $ 5.63
     $   7.80                36,000               6.77                 $ 7.80              20,160           $ 6.77
     $ 7.90-9.20            198,326               7.54                 $ 8.75             147,158           $ 8.77
     $10.80-11.20            88,750               8.39                 $11.07              19,250           $11.05
     $ 9.75-10.20            26,875               9.70                 $ 8.64                -              $  -
                            -------                                                       -------
                            374,222               7.63                 $ 9.09             210,839           $ 8.53
                            =======                                                       =======

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #12 - Stock Option Plan, Continued

                               Options Outstanding                                           Options Exercisable
                          -------------------------------                              ------------------------------
                                                                   Weighted
   Range of                 Number               Average            Average              Number
   Exercise               Outstanding            Life in           Exercise            Outstanding            Average
    Price                   12/31/98              Years              Price               12/31/98              Price
--------------            -----------            -------           --------            -----------            -------
$   5.21-5.56                  18,864              3.68             $ 5.34                 18,864             $ 5.34
$        5.66                  17,075              6.85             $ 5.66                 17,075             $ 5.66
$   7.80-7.90                  69,757              7.99             $ 7.85                 48,157             $ 7.86
$   8.40-9.20                 170,815              8.61             $ 8.90                132,565             $ 9.05
$ 10.80-11.20                  89,375              9.39             $11.06                  2,125             $10.86
                          -----------                                                     -------
                              365,886              8.34             $ 7.50                218,786             $ 8.22
                          ===========                                                     =======

Note #13 - Other Operating Expenses

The following is a composition of other operating expenses for the years ended December 31:

                                                                                           1999                1998
                                                                                   --------------        --------------
Advertising and promotion                                                              $  285,940            $  242,090
Insurance and assessments                                                                 123,959               118,139
Data processing                                                                           682,773               406,498
Stationery and supplies                                                                   290,847               266,282
Professional                                                                              439,670               352,989
Office                                                                                    426,772               420,289
Administrative                                                                            783,485               722,370
Other real estate owned                                                                   109,013               194,898
Other                                                                                     633,340               603,190
                                                                                   --------------        --------------
                                                                                       $3,775,799            $3,326,745
                                                                                   ==============        ==============

Note #14 - Deferred Directors' Fees

The Bank offers an option to its directors whereby they may choose to defer all or part of their fees into a market rate time certificate of deposit on their behalf. The Bank has no additional commitment or funding requirement for this arrangement.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #15 - Earnings Per Share

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

                                                                1999                                          1998
                                                -------------------------------------         ------------------------------------
                                                    Income                 Shares                 Income                Shares
                                                ---------------        --------------         --------------        --------------
Net Income as Reported                               $1,940,305                                   $1,856,928
Shares Outstanding at Year End                                              1,975,961                                    1,948,969
Impact of Weighting Shares
 Purchased During the Year                                                    (20,287)                                     (25,370)
                                                ---------------        --------------         --------------        --------------
               Used in Basic EPS                      1,940,305             1,955,674              1,856,928             1,923,599
Dilutive Effect of Outstanding
 Stock Options                                                                 41,592                                       78,808
                                                ---------------        --------------         --------------        --------------
               Used in Dilutive EPS                  $1,940,305             1,997,266             $1,856,928             2,002,407
                                                ===============        ==============         ==============        ==============


Note #16 - Profit Sharing Plan

In 1990 the Bank sponsored a defined contribution section 401(K) profit sharing plan that covers all eligible employees. In 1999, contributions to the plan were based upon an amount equal to 50% of each participant's eligible contribution for the plan year not to exceed 6% of the employee's compensation. Future contributions are at the discretion of management and the board of directors. The Bank contributed $106,918 and $111,346 to the Plan for 1999 and 1998, respectively.


Note #17 - Other Real Estate Owned

As discussed in Note #1L, Other Real Estate Owned is carried at the lesser of the outstanding loan balance or estimated fair value of the real estate less selling costs. An analysis of the transactions for the years ended December 31 is as follows:

                                                                                         1999                    1998
                                                                                  ---------------         ---------------
Balance, Beginning of Year                                                             $1,068,987              $1,359,575
Additions                                                                                 560,586                 577,720
Sales                                                                                    (554,990)               (590,149)
Valuation adjustment and other reductions                                                 (38,356)               (278,159)
                                                                                  ---------------         ---------------
Balance, End of Year                                                                   $1,036,227              $1,068,987
                                                                                  ===============         ===============

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #18 - Reserve for Losses on Other Real Estate Owned

Transactions in the reserve for other real estate owned are summarized for the years ended December 31:

                                                                                            1999                 1998
                                                                                       ------------         ------------
Balance, Beginning of Year                                                                $ 317,389            $ 305,797
Provision charged to other expense                                                           38,356              278,159
Charge-offs and other reductions                                                           (152,049)            (266,567)
                                                                                       ------------         ------------
Balance, End of Year                                                                      $ 203,696            $ 317,389
                                                                                       ============         ============

Note #19 - Regulatory Matters

A.  Capital Requirements
    --------------------

    The Bank is subject to various regulatory capital requirements administered by Federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1999, that the Bank exceeds all capital adequacy requirements to which it is subject.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #19 - Regulatory Matters, Continued

    As of October 18, 1999, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

                                                                                      Amount of Capital Required
                                                                         ----------------------------------------------------
                                                                             To Be Adequately                  To Be
                                                   Actual Capital               Capitalized              Well Capitalized
                                              ---------------------      -----------------------      -----------------------
                                                 Amount      Ratio         Amount         Ratio         Amount        Ratio
                                              ---------     -------      -----------     -------      ----------     --------
As of December 31, 1999
Total capital to risk-weighted assets           $18,490        12.2%         $12,095         8.0%        $15,118       10.0%
Tier 1 capital to risk-weighted assets           17,248        11.4%           6,047         4.0%          9,071        6.0%
Tier 1 capital to average assets                 17,248         7.8%           8,793         4.0%         10,991        5.0%

As of December 31, 1998
Total capital to risk-weighted assets           $15,921        12.2%         $10,425         8.0%        $13,031       10.0%
Tier 1 capital to risk-weighted assets           14,482        11.1%           5,212         4.0%          7,819        6.0%
Tier 1 capital to average assets                 14,482         8.3%           6,994         4.0%          6,516        5.0%

B.  Dividend Restrictions
    ---------------------

    The FDIC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks under their jurisdiction. Compliance with the standards set forth in such guidelines limits the amount of dividends which the Bank may pay.

A.  Reserve Requirements
    --------------------

    Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 1999 and 1998.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #20 - Servicing Assets

A summary of the changes in servicing assets follows:

                                                                                         1999                 1998
                                                                                     ------------         ------------
Balance, Beginning of Year                                                               $ 65,958              $17,946
Increase from loan sales                                                                   39,276               53,156
Amortization and other decreases charged to income                                        (29,282)              (5,144)
                                                                                     ------------         ------------
Balance, End of Year                                                                     $ 75,952              $65,958
                                                                                     ============         ============

The estimated fair value of the servicing assets aggregated $74,956 at December 31, 1999. Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates over the expected lives of the loans being serviced.

For purposes of measuring impairment, the Bank has identified each servicing asset with the underlying loan being serviced. A direct write down is recorded where the fair value is below the carrying amount of a specific servicing asset. The amount of loans being serviced by the Bank for the benefit of others amounted to $27,581,462 and $16,828,844 for the years ended December 31, 1999 and December 31, 1998, respectively.

Note #21 - Salary Continuation Plan

On December 4, 1997, Business Bank of California acquired all of the assets and liabilities of High Desert National Bank. As a result of the acquisition, the Bank has a salary continuation plan for certain key management personnel. The plan provides for payments for thirteen years commencing within one month upon reaching age 69 or death. The salary continuation expense was $33,082 (net of tax) for the year ended December 31, 1999. The Bank is committed to pay $520,000, (on a future value basis) over the pay-out periods on the plan.

Note #22 - Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #22 - Fair Value of Financial Instruments, Continued

The following table presents the carrying amounts and fair values of financial instruments at December 31, 1999 and 1998. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                             1999                                       1998
                                            --------------------------------------     --------------------------------------
                                                Carrying                                   Carrying
                                                 Amount             Fair Value              Amount             Fair Value
                                            -----------------     ----------------     -----------------    -----------------
Assets
      Cash and cash equivalents                  $ 13,971,280         $ 13,971,280          $ 39,888,860         $ 39,888,860
      Investment securities                        84,506,243           84,496,667            27,539,502           27,756,844
      Loans                                       115,141,409          114,628,996           104,465,001          105,735,793
      Accrued interest receivable                   1,440,602            1,440,602               813,071              813,071

Liabilities
      Non-interest bearing deposits              $ 74,533,528         $ 74,533,528          $ 67,614,024         $ 67,611,959
      Interest bearing deposits                   112,274,438          111,707,348            96,228,621           96,203,483
      Accrued interest payable                        387,290              387,290               408,713              408,713
      Other borrowings                             18,200,000           18,200,000                     -                    -

                                                   Notional           Cost to Cede            Notional           Cost to Cede
                                                    Amount              or Assume              Amount              or Assume
                                            -----------------     ----------------     -----------------    -----------------
Off-balance Sheet Instruments
      Commitments to extend credit
       and standby letters of credit             $ 45,592,000         $    455,920          $ 35,397,000         $    353,970

The following methods and assumptions were used by the Bank in estimating fair value disclosures:

 . Cash and Cash Equivalents
  -------------------------

  The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values due to the short-term nature of the assets.

 . Investment Securities
  ---------------------

  Fair values are based upon quoted market prices, where available.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #22 - Fair Value of Financial Instruments, Continued

 . Loans
  -----

  For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

 . Deposits
  --------

  The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

 . Off-balance Sheet Instruments
  -----------------------------

  Fair values of loan commitments and financial guarantees are based upon fees currently charged to enter similar agreements, taking into account the remaining terms of the agreement and the counterparties' credit standing.


Note #23 - Subsequent Events

On January 26, 2000, the Bank invested an additional $245,000 in an unconsolidated affiliate, Financial Data Solutions, Inc. (Footnote #7).

On January 21, 2000, all of the outstanding stock of the Bank was acquired by a newly formed bank holding company, Business Bancorp (the "Bancorp") in a statutory merger.

In March of 2000, Business Bancorp issued $10,000,000 in trust preferred securities with a maturity date of March 8, 2030, bearing interest at 10 7/8% and callable by the Bancorp in 2010.

The Bank has agreed in principle with another bank to acquire it for cash. The transaction is subject to shareholder and regulatory approval.



 This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

                               BUSINESS BANCORP
                                BALANCE SHEETS
                     MARCH 31, 2000 AND DECEMBER 31, 1999

                                    Assets

                                                              (unaudited)        (audited)         (unaudited)
                                                               March 31,        December 31,        March 31,
                                                                 2000              1999               1999
                                                              ------------      ------------      ------------
Cash and due from banks                                       $ 18,360,837      $ 13,971,280      $ 16,812,905
Federal funds sold                                               5,000,000             -            26,195,000
                                                              ------------      ------------      ------------
               Cash and Cash Equivalents                        23,360,837        13,971,280        43,007,905

Investment securities
       Available-for-sale                                       83,703,558        82,294,167        26,746,023
       Held-to-maturity                                          1,010,520         1,012,076         5,356,457
Federal Home Loan Bank stock, at cost                            1,500,000         1,200,000             -
Loans held for sale                                              3,246,557         1,689,783         1,395,246
Loans, net of unearned income                                  120,306,185       114,693,359       102,093,034
               Less allowance for loan losses                   (1,298,656)       (1,241,733)       (1,353,260)
                                                              ------------      ------------      ------------
               Net loans                                       122,254,086       115,141,409       102,135,020
Bank premises and equipment                                      4,470,057         3,885,119         3,942,057
Accrued interest receivable                                      1,491,226         1,440,602           895,311
Deferred tax asset                                                 674,095           703,000           386,358
Other real estate owned, net                                       740,750         1,036,227           962,110
Other assets                                                     4,657,558         4,409,585         4,259,110
                                                              ------------      ------------      ------------
               Total Assets                                   $243,862,687      $225,093,465      $187,690,351
                                                              ============      ============      ============

Liabilities
       Deposits
           Demand deposits                                      80,380,493         74,533,528       70,359,119
           NOW deposits                                         25,009,722         27,284,559       22,689,692
           Money market and savings deposits                    53,334,931         49,840,556       42,603,735
           Time deposits $100,000 and over                      17,657,065         15,274,884       13,107,002
           Other time deposits                                  20,606,221         19,874,439       19,878,769
                                                              ------------      -------------     ------------
               Total deposits                                  196,988,432        186,807,966      168,638,317

       Accrued interest and other liabilities                    1,618,718          1,404,086        1,467,066


       Company obligated mandatorily redeemable preferred
          securities of subsidiary trust holding solely
          junior subordinated debentures                        10,000,000              -                -
       Borrowed funds                                           16,000,000         18,200,000            -
                                                              ------------      -------------     ------------
                                                               224,607,150        206,412,052      170,105,383
                                                              ------------      -------------     ------------
Commitments and Contingencies

Stockholders' Equity
       Common Stock                                              6,257,464          6,256,854        5,800,261
       Retained Earnings                                        13,828,800         13,302,558       11,819,090
       Accumulated other comprehensive income                     (830,727)          (877,999)         (34,383)
                                                              ------------      -------------     ------------
               Total Stockholders' Equity                       19,255,537         18,681,413       17,584,968
                                                              ------------      -------------     ------------
               Total Liabilities and Stockholders' Equity     $243,862,687      $ 225,093,465     $187,690,351
                                                              ============      =============     ============

                               BUSINESS BANCORP
                             STATEMENTS OF INCOME
                FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999



                                                                      (unaudited)          (unaudited)
                                                                       March 31,            March 31,
                                                                          2000                 1999
                                                                      ------------         -----------
Interest Income
     Interest and fees on loans                                       $ 3,198,326          $ 2,654,255
     Interest on investment securities
          Taxable                                                       1,103,811              320,705
          Exempt from Federal taxes                                       164,101              108,560
     Interest on Federal funds sold                                        14,038              218,005
                                                                      -----------          -----------
               Total Interest Income                                    4,480,276            3,301,525
                                                                      -----------          -----------
Interest Expense
     Interest on deposits
          NOW and Money Market accounts                                   404,696              279,913
          Savings                                                         126,766              123,679
          Time deposits over $100,000                                     216,216              141,617
          Other time deposits                                             227,070              238,525
     Trust preferred securities                                            27,188                  -
     Other Borrowings                                                     316,317                  -
                                                                      -----------          -----------
               Total Interest Expense                                   1,318,253              783,734
                                                                      -----------          -----------
               Net Interest Income                                      3,162,023            2,517,791
Provision for Loan Losses                                                  25,000               55,000
                                                                      -----------          -----------
               Net Interest Income After Provision
               for Loan Losses                                          3,137,023            2,462,791
                                                                      -----------          -----------
Other Income
     Service Fees                                                         550,215              536,048
     Gain on sale of SBA loans                                             11,967               71,313
     Gain on sale of other real estate owned                              154,121                  -
     (Loss) gain on sale of investments                                     1,592                  -
                                                                      -----------          -----------
               Total Other Income                                         717,895              607,361
                                                                      -----------          -----------
Other Expenses
     Salaries and employee benefits                                     1,565,712            1,268,447
     Occupancy, net                                                       196,142              181,507
     Furniture and equipment                                              193,941              187,418
     Other operating expenses                                           1,132,665              782,678
                                                                      -----------          -----------
               Total Other Expenses                                     3,088,460            2,420,050
                                                                      -----------          -----------
Income Before Income Taxes                                                766,458              650,102
                                                                      -----------          -----------
Income Taxes                                                              240,216              194,667
                                                                      -----------          -----------
Net Income                                                            $   526,242          $   455,435
                                                                      ===========          ===========
Earnings Per Share
     Basic                                                            $      0.27          $      0.23
                                                                      ===========          ===========
     Diluted                                                          $      0.26          $      0.22
                                                                      ===========          ===========

                          BUSINESS BANK OF CALIFORNIA
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE QUARTER AND YEAR ENDED MARCH 31, 2000 AND DECEMBER 31, 1999

                                                                                                        Accumulated
                                                  Number of                                                Other         Total
                                                    Shares     Common     Comprehensive      Retained   Comprehensive  Stockholders'
                                                 Outstanding    Stock        Income          Earnings      Income        Equity
                                                ------------  ----------  -------------   -----------   ------------   -------------
BUSINESS BANK OF CALIFORNIA
  Balance, December 31, 1998                       1,559,175  $5,726,269                  $11,363,655   $     3,002    $17,092,926

     Stock options exercised                          13,264      77,550                                                    77,550
     Stock issued to 401-K Plan                       11,650     142,945                                                   142,945
     Five-for-four stock split                       391,872
     Cash in lieu of fractional shares                                                         (1,402)                      (1,402)
     Tax effect of Directors' options
        exercised                                                310,090                                                   310,090
     Comprehensive Income
          Net income for the period                                       $1,940,305        1,940,305                    1,940,305
          Unrealized security holding losses
             (net of $539,908 tax)                                          (943,355)                      (943,355)      (943,355)
          Reclassification adjustment for
             realized losses (net of
             $35,687 tax benefit)                                     62,354                         62,354         62,354
                                                                          ----------
          Total comprehensive income                                      $1,059,304
                                                  ----------  ----------  ==========      -----------   -----------    -----------
  Balance, December 31, 1999                       1,975,961   6,256,854                  13,302,558      (877,999)     18,681,413


     Stock issued to 401-K Plan                           72         610                                                       610
     Comprehensive Income
          Net income for the period                                       $   34,053           34,053                       34,053
          Unrealized security holding gains
             (net of $173,823 tax)                                          (369,375)                      (369,375)      (369,375)
                                                                          ----------
          Total comprehensive income                                      $ (335,322)
                                                  ----------  ----------  ==========      -----------   -----------    -----------
  Balance, January 21, 2000                        1,976,033   6,257,464                  13,336,611    (1,247,374)     18,346,701

REORGANIZATION TO BUSINESS BANCORP
  Balance, January 21, 2000                        1,976,033   6,257,464        -          13,336,611    (1,247,374)    18,346,701


     Comprehensive Income
          Net income for the period                                       $  492,189          492,189                      492,189
          Unrealized security holding gains
             (net of $196,069 tax)                                           416,647                        416,647        416,647
                                                                          ----------
          Total comprehensive income                                      $  492,189
                                                  ----------  ----------  ==========      -----------   -----------    -----------
  Balance, March 31, 2000                          1,976,033  $6,257,464                  $13,828,800   $  (830,727)   $19,255,537
                                                  ==========  ==========                  ===========   ===========    ===========

                          BUSINESS BANK OF CALIFORNIA

                           STATEMENTS OF CASH FLOWS

                       MARCH 31, 2000 AND MARCH 31, 1999

                                                                                     March 31,                March 31,
                                                                                        2000                     1999
                                                                                    -----------              ------------
Cash Flows From Operating Activities
  Net Income                                                                        $    526,242             $    455,435
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities
      Depreciation and amortization of premises and equipment                            163,540                  154,416
      Amortization of intangibles                                                         35,944                   41,519
      Provision for loan losses                                                           25,000                   55,000
      Provision for losses on other real estate owned                                                              15,000
      Net loss/(gain) on sale of assets                                                 (173,613)                  27,081
      Increase in accrued interest receivable                                            (50,624)                 (82,240)
      Decrease in deferred assets                                                          -                       17,364
      Net amoritization/accretion of premiums/discounts
       on investment securities                                                          222,263                   66,890
      Net change in other assets and liabilities                                         (69,253)                 (41,250)
                                                                                    ------------             ------------
        Net Cash Provided By Operating Activities                                        679,499                  709,215
                                                                                    ------------             ------------

Cash Flows From Investing Activities
  Proceeds from maturities of available-for-sale securities                                -                    3,301,800
  Proceeds from maturities of held-to-maturity securities                                  1,556                  185,000
  Purchase of investment securities available-for-sale                                (6,141,637)             (11,413,848)
  Proceeds from sales of securities                                                    2,706,621
  Principal reduction of mortgage-backed securities                                    1,581,095                3,233,073
  Net (increase)/decrease in loans to customers                                       (7,185,512)               2,157,494
  Recoveries of loans previously written off                                              47,835                  149,652
  Capital expenditures                                                                  (748,475)                (105,636)
  Proceeds from sale of equipment                                                         17,900                     -
  Proceeds from sale of other real estate owned                                          449,599                   32,631
                                                                                    ------------             ------------
        Net Cash Used In Investing Activities                                         (9,271,018)              (2,459,834)
                                                                                    ------------             ------------

Cash Flows From Financing Activities
  Net increase in demand deposits, NOW accounts,
   savings accounts, and money market deposits                                         7,066,503                4,698,135
  Net increase in certificates of deposit                                              3,113,963                   97,537
  Net decrease in FHLB borrowing                                                      (2,200,000)                    -
  Issuance of company obligated mandatorily
   redeemable preferred securities of subsidiary
   trust holding solely junior subordinated debentures                                10,000,000                     -
  Stock options exercised, net of tax effect                                                 610                   73,992
                                                                                    ------------             ------------
        Net Cash Provided By Financing Activities                                     17,981,076                4,869,664
                                                                                    ------------             ------------

Net (Decrease)/Increase in Cash and Cash Equivalents                                  9,389,557                3,119,045
Cash and Cash Equivalents, Beginning of Year                                         13,971,280               39,888,860
                                                                                    -----------             ------------
Cash and Cash Equivalents, End of Year                                              $23,360,837             $ 43,007,905
                                                                                    ===========             ============

Supplemental Disclosure of Cash Flows Information
  Cash paid for interest                                                            $ 1,301,093             $  1,361,074
                                                                                    ===========             ============
  Cash paid for taxes                                                                    -                        -
                                                                                    ===========             ============

Non-Cash Investing Activities
  Net change in accumulated other comprehesive income                               $    47,272             $    (37,385)
                                                                                    ===========             ============
  Transfer from loans to OREO                                                            -                  $     44,635
                                                                                    ===========             ============
  Origination of loans to facilitate OREO                                                -                  $     76,800
                                                                                    ===========             ============

                                   PART III
                                   --------


Item 1.  Index to Exhibits
--------------------------


Exhibit No.                        Description                                  Numbered Page
-----------                        -----------                                  -------------
 3.1           Articles of Incorporation
 3.2           Bylaws
 4.1           Indenture dated as of March 23, 2000
10.1           Employment Agreement between the Bank and Alan J. Lane
10.2           Employment Agreement between the Bank and James W. Andrews
10.3           Employment Agreement between the Bank and Ruth E. Adell
10.4           Stock Option Plan
10.5           Lease for Main Office
10.6           Sublease for Hesperia Branch
10.7           Lease for Ontario Branch
10.8           Lease for Redlands Branch
10.9           Guarantee Agreement dated as of March 23, 2000
10.10          Amended and Restated Declaration of Trust of Business Capital
               Trust I dated March 23, 2000
21             Subsidiaries of Registrant

Item 2.  Description of Exhibits
--------------------------------

     See Item 1 above.

                                 SIGNATURES
                                 ----------

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  June 23, 2000                  BUSINESS BANCORP,
                                       a California corporation


                                       By: /s/ Alan J. Lane
                                          --------------------------------------
                                          Alan J. Lane
                                          President and Chief Executive Officer



                                      79